UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

April 17, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Octavius Oky Prakarsa

----------------------------------------------------

Octavius Oky Prakarsa

VP Investor Relations

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2024 and for the year ended with independent auditor’s report

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of December 31, 2024 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008
Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of December 31, 2024 and for the year ended;

2.

The Company and its subsidiaries’ consolidated financial statements as of December 31, 2024 and for the year ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statements;

4.	The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 17, 2025

for and behalf of

PT Telkom Indonesia (Persero) Tbk.

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Independent Auditors’ Report
Report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2024, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position as of December 31, 2024, and its consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report. We are independent of the Group in accordance with the ethical requirements relevant to our audit of the consolidated financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Such key audit matters were addressed in the context of our audit of the consolidated financial statements taken as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on such key audit matters. For the key audit matter below, our description of how our audit addressed such key audit matter is provided in such context.

Independent Auditors’ Report
Report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 (Continued)

Key audit matters (continued)

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report, including in relation to the key audit matter communicated below. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the accompanying consolidated financial statements. The results of our audit procedures, including the procedures performed to address the key audit matter below, provide the basis for our opinion on the accompanying consolidated financial statements.

Evaluation of telecommunication infrastructure estimated useful lives

Description of the key audit matter:

As of December 31, 2024, the balance of consolidated telecommunication infrastructures amounted to Rp161,035 billion which represents 54% of total consolidated assets. As discussed in Notes 2y and 11 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical, or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Audit response:

We obtained an understanding, and evaluated the design and tested the operating effectiveness, of internal controls over the Group’s process of estimating the useful lives of its telecommunication infrastructures. This includes, among others, testing of management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining its useful lives. We also tested management’s control on benchmarking analysis, including the selection criteria, on the estimated useful lives of telecommunication infrastructures.

To test whether the estimated useful lives of telecommunication infrastructures used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to asset replacements and assessed the reasonableness of assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends. We assessed whether the benchmarking analysis on the estimated useful lives of telecommunication infrastructures used by management was complete and consistent with the selection criteria through comparison with sample portfolio of public companies within the telecommunication industry.

Independent Auditors’ Report
Report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 (Continued)

Other information

Management is responsible for the other information. Other information comprises the information included in the 2024 Annual Report (“The Annual Report”) other than the accompanying consolidated financial statements and our independent auditor’s report thereon. The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our opinion on the accompanying consolidated financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying consolidated financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease its operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditors’ Report
Report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 (Continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Independent Auditors’ Report
Report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 (Continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe such key audit matters in our independent auditor's report unless laws or regulations preclude public disclosure about such key audit matters or when, in extremely rare circumstances, we determine that a key audit matter should not be communicated in our independent auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KAP Purwantono, Sungkoro & Surja

/s/Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

April 17, 2025

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	33,905	29,007
Other current financial assets	4,32,37	1,285	1,661
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	2,350	1,918
Third parties	5,37	9,843	8,749
Contract assets	6,32	2,449	2,704
Inventories	7	1,096	997
Contract costs	9	1,134	653
Claim for tax refund and prepaid taxes	27	2,844	1,928
Other current assets	8,32	8,174	7,996
Total Current Assets		63,080	55,613

NON-CURRENT ASSETS
Contract assets	6,32	129	26
Long-term investments	10,37	8,335	8,162
Contract costs	9	1,596	1,568
Property and equipment	11,32,35a	180,566	180,755
Right-of-use assets	12a	26,910	22,584
Intangible assets	14	9,442	8,731
Deferred tax assets	27f	3,409	4,170
Other non-current assets	13,27,32	6,208	5,433
Total Non-current Assets		236,595	231,429
TOTAL ASSETS		299,675	287,042

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	626	585
Third parties	15,37	14,710	18,023
Contract liabilities	17a,32	7,738	6,848
Other payables	37	454	441
Taxes payable	27c	3,293	4,525
Accrued expenses	16,32,37	14,192	13,079
Customer deposits	32	2,872	2,566
Short-term bank loans	18,32,37	11,525	9,650
Current maturities of long-term
loans and other borrowings	19,32,37	15,866	10,276
Current maturities of lease liabilities	12a,37	5,491	5,575
Total Current Liabilities		76,767	71,568

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	992	841
Contract liabilities	17b,32	2,484	2,591
Long service award provisions	31	1,192	1,153
Pension benefits and other post-employment
benefits obligations	30	11,540	11,414
Long-term loans and other borrowings	19,32,37	25,518	27,773
Lease liabilities	12a,37	18,468	14,850
Other non-current liabilities		224	290
Total Non-current Liabilities		60,418	58,912
TOTAL LIABILITIES		137,185	130,480

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,310	2,711
Other equity	22	9,898	9,639
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		109,596	103,104
Net equity attributable to:
Owners of the parent company		142,094	135,744
Non-controlling interests	20	20,396	20,818
TOTAL EQUITY		162,490	156,562
TOTAL LIABILITIES AND EQUITY		299,675	287,042

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2024	2023
REVENUES	23,32	149,967	149,216

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(41,202)	(39,718)
Depreciation and amortization expenses	11,12a,14	(32,643)	(32,663)
Personnel expenses	24	(16,807)	(15,927)
Interconnection expenses	32	(6,880)	(6,363)
General and administrative expenses	26,32	(6,225)	(6,099)
Marketing expenses	32	(3,824)	(3,530)
Unrealized gain (loss) on changes in fair value of investments	10	188	(748)
Other income - net		281	252
Gain (loss) on foreign exchange - net		136	(36)

OPERATING PROFIT		42,991	44,384

Finance income - net	32	1,367	1,061
Finance cost	32	(5,208)	(4,652)
Share of profit of long-term investment in associates	10	3	1

PROFIT BEFORE INCOME TAX		39,153	40,794

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(7,635)	(8,796)
Deferred		(775)	210
		(8,410)	(8,586)

PROFIT FOR THE YEAR		30,743	32,208

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	22	258	(66)
Changes in fair value of investments	10	1	2
Share of other comprehensive income (loss) of
long-term investment in associates	10	1	(1)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	635	(1,389)
Other comprehensive income (loss) - net		895	(1,454)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		31,638	30,754

Profit for the year attributable to:
Owners of the parent company		23,649	24,560
Non-controlling interests	20	7,094	7,648
		30,743	32,208
Total comprehensive income for the year attributable to:
Owners of the parent company		24,434	23,083
Non-controlling interests		7,204	7,671
		31,638	30,754
BASIC EARNINGS PER SHARE
(in full amount)	28
Profit per share		238.73	247.92
Profit per ADS (100 Series B shares per ADS)		23,872.88	24,792.50

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2023		4,953	2,711	9,697	15,337	96,560	129,258	20,004	149,262
Differences in non-controlling interests ownership acquisition
transactions of subsidiary		-	-	6	-	-	6	-	6
Additional capital contributions from non-controlling interests
of subsidiary	1e	-	-	-	-	-	-	2,955	2,955
Changes in non-controlling interests		-	-	-	-	-	-	22	22
Cash dividend	29	-	-	-	-	(16,603)	(16,603)	(9,803)	(26,406)
Repurchase of non-controlling interests shares	1e	-	-	-	-	-	-	(31)	(31)
Profit for the year	20	-	-	-	-	24,560	24,560	7,648	32,208
Other comprehensive income (loss) - net		-	-	(64)	-	(1,413)	(1,477)	23	(1,454)
Balance, December 31, 2023		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562

Balance, January 1, 2024		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562
Difference in value of restructuring transactions of
entities under common control	1e	-	(401)	-	-	-	(401)	(158)	(559)
Additional capital contributions from non-controlling interests
of subsidiary	1e	-	-	-	-	-	-	322	322
Changes in non-controlling interests		-	-	-	-	-	-	13	13
Cash dividend	29	-	-	-	-	(17,683)	(17,683)	(7,099)	(24,782)
Repurchase of non-controlling interests shares	1e	-	-	-	-	-	-	(704)	(704)
Profit for the year	20	-	-	-	-	23,649	23,649	7,094	30,743
Other comprehensive income (loss) - net		-	-	259	-	526	785	110	895
Balance, December 31, 2024		4,953	2,310	9,898	15,337	109,596	142,094	20,396	162,490

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		148,415	148,458
Cash receipts from interests		1,366	1,049
Cash receipts from tax refund		1,144	681
Cash payments for expenses		(51,273)	(53,410)
Cash payments to employees		(16,364)	(16,116)
Cash payments for corporate and final income taxes		(11,528)	(10,746)
Cash payments for finance costs		(5,295)	(4,748)
Cash payments for short-term and low-value lease assets	12a	(3,693)	(3,770)
Cash payments for value added taxes - net		(1,691)	(1,410)
Cash receipts from others - net		519	593

Net cash provided by operating activities		61,600	60,581

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	11	717	100
Proceeds from (placement in) other current financial assets - net		339	(315)
Proceeds from insurance claims	11	143	199
Dividend received from associated company		3	14
Purchase of property and equipment	11,39	(26,005)	(33,601)
Purchase of intangible assets	14,39	(3,658)	(2,817)
Business acquisition - net of cash acquired	1e	(635)	-
Increase in advances and other assets		(330)	(149)
Addition of long-term investment in financial instrument		(30)	(340)

Net cash used in investing activities		(29,456)	(36,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	52,653	38,834
Proceeds from issuance of new shares of subsidiaries	1e	322	2,961
Repayments of loans and other borrowings	18,19	(47,607)	(35,323)
Cash dividend paid to the Company's stockholders	29	(17,683)	(16,603)
Cash dividend paid to non-controlling interests of subsidiaries		(7,099)	(9,803)
Repayments of principal portion of lease liabilities	39	(7,387)	(6,602)
Shares buyback of subsidiary	1e	(704)	(31)

Net cash used in financing activities		(27,505)	(26,567)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,639	(2,895)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		260	(44)

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3	29,007	31,947

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	3	33,905	29,007

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 of 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”).

The Company was established based on Notarial Deed of Imas Fatimah, S.H., No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn., No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)	Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations;
(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations;
(c)	Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks;
(b)	Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities;
(c)	Collaborating with other parties in order to optimize the information and communication or technology resources owned by other service provider in information, communication and technology industry to achieve the purposes and objectives of the Company.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

Grant date/latest
License	License No.	Type of service	renewal date
License to operate internet	127/KEP/DJPPI/	Internet telephone	March 30, 2016
telephone services for	KOMINFO/3/2016	services for public
public purpose		purpose
License to operate internet	2176/KEP/M.KOMINFO/	Internet service	December 30, 2016
service provider	12/2016	provider
License to operate content	1040/KEP/M.KOMINFO/	Content service	May 16, 2017
service provider	16/2017	provider
License for the	1004/KEP/M.KOMINFO/	Internet interconnection	December 26, 2018
implementation of internet	2018	services
interconnection services
License to operate data	046/KEP/M.KOMINFO/	Data communication	August 3, 2020
communication system	02/2020	system services
services
License of electronic	Bank Indonesia License	Electronic money and	July 1, 2021
money issuer and money	23/587/DKSP/Srt/B	money transfer service
transfer
License to operate fixed	073/KEP/M.KOMINFO/	Fixed network long	August 23, 2021
network long distance	02/2021	distance direct line
direct line
License to operate fixed	082/KEP/M.KOMINFO/	Fixed international	October 8, 2021
international network	02/2021	network
License to operate fixed	094/KEP/M.KOMINFO/	Fixed closed network	December 9, 2021
closed network	02/2021
License to operate circuit	095/KEP/M.KOMINFO/	Circuit switched-based	December 9, 2021
switched-based local	02/2021	and packet
fixed line network		switched-based
local fixed line
network

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.	Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 58 dated May 28, 2024 and No. 35 dated June 23, 2023, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2024 and 2023, respectively, were as follows:

	2024	2023
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	-	Abdi Negara Nurdin
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Commissioner	Ismail	Ismail
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Silmy Karim	Silmy Karim
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Enterprise & Business Service	F.M. Venusiana R.	F.M. Venusiana R.
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Finance & Risk Management	Heri Supriadi	Heri Supriadi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Strategic Portfolio	Budi Setyawan Wijiaya	Budi Setyawan Wijiaya
Director of Wholesale & International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Group Business Development	Honesti Basyir	Honesti Basyir

*Based on the Notification Letter from the Vice President of Investor Relations No. Tel.28/UM000/COP-K0F00000/2025 dated April 11, 2025, regarding the Resignation of the President Commissioner/Independent Commissioner of the Company, effective April 14, 2025, Mr. Bambang Permadi Soemantri Brodjonegoro will no longer serve as President Commissioner/Independent Commissioner of the Company.

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit  as of December 31, 2024 and 2023, respectively, were as follows:

	2024	2023
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro*	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	-	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary	Octavius Oky Prakarsa	Anetta Hasan
Internal Audit	Mohamad Ramzy	Daru Mulyawan

*Based on the resignation letter of Mr. Bambang Permadi Brodjonegoro as President Commissioner/Independent Commissioner of the Company, effective April 14, 2025, Mr. Bambang Permadi Soemantri Brodjonegoro is no longer active/unable to serve as a Member of the Company's Audit Committee.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.	Employees

As of December 31, 2024 and 2023, the Company and its subsidiaries (collectively referred to as “the Group”) had 19,695 employees and 20,605 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, Government distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company.  The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or  11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Based on the results of the Company's AGM Stockholders as stated in the Notarial Deed of  A. Partomuan Pohan, S.H., LLM., No. 26 dated July 30, 2004, the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved  phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued  Series B shares.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 38 dated April 19, 2013, the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company has changed the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated May 15, 2018, the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33  UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999 Series B shares.

As of December 31, 2024, all of the Company’s Series B shares are listed on the IDX and  41,856,946 ADS or equivalent to 4,185,694,850 Series B shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 19b).

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2024 and 2023, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.	Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Telekomunikasi	Mobile	1995	70	70	117,403	112,966
Selular	telecommunication,
(“Telkomsel”)	fixed broadband, network
	service, and internet
	protocol television ("IPTV")

PT Dayamitra	Leasing of towers and	1995	72	72	58,140	57,010
Telekomunikasi Tbk.	digital support services
(“Mitratel”)	for mobile infrastructure

PT Multimedia	Network	1998	100	100	17,995	18,457
Nusantara	telecommunication
(“Metra”)	services and multimedia

PT Telekomunikasi	International	1995	100	100	17,173	15,175
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Telkom Satelit	Telecommunication -	1996	100	100	8,858	7,938
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Telkom Data	Data center	1996	100	100	8,461	4,059
Ekosistem
(“TDE”)

PT Sigma Cipta	Hardware and software	1988	100	100	6,207	7,616
Caraka	computer consultation
(“Sigma”)	service

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,485	5,614
("GSD")	and transportation

PT Telkom Akses	Construction, service	2013	100	100	4,480	4,777
(“Telkom Akses”)	and trade in the field of
	telecommunication

PT Telkom	Network	2024	100	100	3,048	0
Infrastruktur	telecommunication
Indonesia	and information services
(“TIF”)

PT Metra-Net	Multimedia portal service	2009	100	100	2,096	1,654
(“Metra-Net”)

PT Infrastruktur	Developer service and	2014	100	100	1,359	1,261
Telekomunikasi	trading in the field
Indonesia	of telecommunication
(“Telkom Infra”)

PT PINS Indonesia	Trade in telecommunication	1995	100	100	733	775
(“PINS”)	devices

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data ("VOD")	2006
	and other related services

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Metra Digital	Trading, information	2013	100	100	9,110	8,556
Investama Ventura	and multimedia
(“MDI”)	technology,
	entertainment
	and investment
	services

Telekomunikasi	Telecommunication	2008	100	100	6,090	3,499
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

Telekomunikasi	Investment	2010	100	100	3,624	3,842
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong Kong

NeutraDC	Data center	2024	100	100	3,478	0
Singapore Pte. Ltd.
(“NeutraDC Singapore”)
domiciled in
Singapore

PT Infomedia	Information provider	1984	100	100	2,198	2,248
Nusantara	services, contact
(“Infomedia”)	center and content
	directory

PT Telkom Landmark	Property development	2012	55	55	2,120	1,986
Tower	and management
(“TLT”)	services

PT Persada Sokka	Leasing of towers	2008	100	100	1,621	1,622
Tama	and other
("PST")	telecommunication
	services

PT Teknologi Data	Telecommunication	2013	60	60	1,426	606
Infrastruktur	service and
(“TDI”)	data center

PT Nuon Digital	Digital content	2010	100	100	1,393	1,194
Indonesia	exchange hub
(“Nuon”)	services

PT Finnet Indonesia	Information	2006	60	60	1,383	1,761
(“Finnet”)	technology
	services

PT Telkomsel Mitra	Business	2019	100	100	1,040	1,030
Inovasi	management
(“TMI”)	consulting and
	investment
	services

Telekomunikasi	Telecommunication	2012	100	100	1,035	1,082
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Metra Digital	Telecommunication	2013	100	100	876	993
Media	information and
(“MD Media”)	other information
	services

PT Administrasi	Health insurance	2002	100	100	702	757
Medika	administration
(“Ad Medika”)	services

PT Telkomsel	Business management	2021	100	100	451	777
Ekosistem Digital	consulting services
("TED")	and investment
	and/or investment
	in other companies

PT Digital Aplikasi	Communication	2014	100	100	441	341
Solusi	system services
("Digiserve")

PT Swadharma	Cash replenishment	2001	51	51	387	397
Sarana Informatika	services and
(“SSI”)	Automated Teller
	Machine ("ATM")
	maintenance

PT Ultra Mandiri	Telecommunication	2019	100	-	366	-
Telekomunikasi	network infrastructure
("UMT")**	services

TS Global	Satellite services	1996	70	70	357	420
Network Sdn. Bhd.
(“TSGN”),
domiciled in Malaysia

PT Nusantara Sukses	Service and trading	2014	100	100	288	292
Investasi
(“NSI”)

PT Graha Yasa	Tourism and	2012	51	51	277	290
Selaras	hospitality services
(”GYS”)

Telekomunikasi	Telecommunication	2014	100	100	267	212
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Nutech Integrasi	System integrator	2001	60	60	225	227
(“Nutech”)	service

PT Collega Inti	Trading and services	2001	70	70	196	191
Pratama
("CIP")

PT Graha Telkomsigma	Management and	1999	100	100	167	333
("GTS")	consultation
	services

Telekomunikasi	Telecommunication	2013	70	70	144	125
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in Malaysia

PT Media Nusantara	Consultation services	2012	55	55	134	136
Data Global	of hardware, software,
("MNDG")	data center, and
	internet exchange

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

**UMT was acquired by Mitratel in December 2024 (Note 1e).

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Pojok Celebes	Travel agent services	2008	100	100	69	44
Mandiri
("PCM")

PT Metra TV	Subscription	2013	100	100	57	50
(“Metra TV”)	broadcasting
	services

Telekomunikasi	Telecommunication	2013	100	100	52	67
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Metraplasa	Network and	2012; ceased	60	60	29	30
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020

PT Bosnet Distribution	Trade and consultation	2012	-	60	-	40
Indonesia	services
(“BDI”)***

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

*** BDI was no longer a subsidiary of Metra as of February 2024 (Note 1e).

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important informations

i.	Telkomsel

On June 27, 2023, the Company signed the Spin-off Decree of IndiHome Business to Telkomsel based on Notarial Deed of Aulia Taufani, S.H., No. 140 that has been approved by AGM of Stockholders based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023. The value of IndiHome business segment transferred is Rp58,250 billion. In parallel, Singapore Telecom Mobile Pte. Ltd. ("Singtel"), Telkomsel's minority shareholder, also decided to participate in the capital injection in the form of cash to Telkomsel of Rp2,713 billion. As the result of this, starting from July 1, 2023, the Company's effective ownership in Telkomsel increased from 65% to 69.9% and Singtel's ownership is diluted from 35% to 30.1%.

ii.	Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback owned by the public, with a maximum number of 7.88% of Mitratel’s issued and fully paid shares. The share buyback period is 18 (eighteen) months starting from April 14, 2023, to October 13, 2024. As of December 31, 2024, and 2023, Mitratel has conducted share buyback amounting to 1,095,945,900 shares and 47,700,000 shares or equivalent to Rp704 billion and Rp31 billion respectively.

Towers acquisition

(a)	On February 15, 2023, based on the Telecommunication Tower Conditional Sale and Purchase Agreement (“CSPA”) between Mitratel and PT Indosat Tbk. (“Indosat”), Mitratel agreed to acquire 997 telecommunication towers belonging to Indosat for Rp1,648 billion. Mitratel and Indosat also agreed to lease back 983 slots of Indosat’s telecommunications towers for 10 years lease period. In addition, Indosat have also agreed to deliver order for colocations for the next 3 years which will be compensated by Mitratel amounting to Rp473 billion as commitment.

(b)	On November 24, 2023, Mitratel acquired 803 telecommunication towers belonging to PT Gametraco Tunggal for Rp1,753 billion.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important informations (continued)

ii.	Mitratel (continued)

Acquisition of entity under common control

Based on Notarial Deed of Shinta Dewi, S.H., No. 2 and No. 3 dated December 2, 2024, Mitratel entered into Share Purchase Agreement with PT Pembangunan Perumahan Infrastruktur ("PPIN") and Yayasan Kesejahteraan Karyawan Pembangunan Perumahan ("YKPP") for the acquisition of 100% shares of UMT. This transaction represents a business combination of entities under common control, where the ultimate controlling shareholder of both Mitratel and UMT is the Government. As a result of this transaction, Mitratel obtained control of UMT.

The difference between the consideration transferred and the carrying amount of the investment acquired from this transaction has been recognized as Additional Paid-in Capital within the Consolidated Statements of Changes in Equity, with the following details:

Consideration paid	650
Book value of UMT’s equity at the acquisition date	(91)
Difference in value of restructuring transactions of entities under common control	559

iii.	TDI

Based on the Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 201 dated October 25, 2023, the shareholders approved the issuance of 4,825,932 new shares. Regarding this share issuance, TDE subscribed 2,451,319 shares, amounting to Rp256 billion; ST Dynamo ID Pte. Ltd. subscribed 2,077,787 shares, amounting to Rp217 billion; and PT Medco Power Indonesia subscribed 296,826 shares, amounting to Rp31 billion. The additional capital contribution diluted TDE's ownership to 60.0%. The effect of this dilution was recognized as differences in non-controlling interests ownership acquisition transaction of the subsidiary, amounting to Rp6 billion.

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 313 dated October 14, 2024, the shareholders of TDI approved the issuance of 8,050,000 new shares. Regarding this share issuance, TDE subscribed 4,830,000 shares, amounting to Rp483 billion; Nxera ID Pte. Ltd. (formerly known as ST Dynamo ID Pte. Ltd.) subscribed 2,817,500 shares, amounting to Rp282 billion; and  PT Medco Power Indonesia subscribed 402,500 shares or amounted to Rp40 billion. This additional capital contribution did not result in a change to TDE’s ownership.

iv.	NeutraDC Singapore

Based on Accounting and Corporate Regulatory Authority Singapore (“ACRA”) documents, TDE established NeutraDC Singapore which is domiciled in Singapore on December 7, 2023, by the issuance of 1 share with par value of SGD 1.

Based on ACRA, on February 28, 2024, TDE added capital contribution to NeutraDC Singapore Pte. Ltd. with 219,411,975 shares at a par value of US$219 million, amounting to Rp3,448 billion.

v.	TIF

Based on Notarial Deed of Aulia Taufani, S.H., No. 26 dated December 8, 2023, the Company and Metra established TIF by the issuance of 125 shares with total nominal value of  Rp12,5 million.

Based on Notarial Deed of Aulia Taufani, S.H., No. 7 dated July 3, 2024, the shareholders approved the issuance of 19,240,001 new shares with nominal value per share of Rp100,000. Of these, the Company subscribed 19,240,000 shares or amounted to Rp1,924 billion and Metra subscribed 1 share or amounted to Rp100,000.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important informations (continued)

vi.	Metra

Based on the Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., M.L.I., M.Kn., No. 31 dated February 29, 2024, Metra divested 40% of its shares in BDI with a transaction value of Rp29 billion to PT Algolab Solution. Subsequently, based on Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., M.L.I., M.Kn., No. 9 dated December 16, 2024, Metra divested the remaining 20% of its shares in BDI to PT Algolab Solution for a transaction value of Rp14 billion. As a result of these transactions, BDI is no longer as a subsidiary of Metra.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 17, 2025.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which includes Statements of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and Interpretations of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) published by the Financial Accounting Standards Board of the Institute of Indonesian Chartered Accountants (Dewan Standar Akuntansi Keuangan Ikatan Akuntan Indonesia or “DSAK IAI”) and  Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of the consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currencies are the U.S. Dollar, Australian Dollar, Singapore Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

New accounting standards

On January 1, 2024, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendments to PSAK 201: Presentation of Financial Statements
ii.	Amendments to PSAK 116: Leases
iii.	Amendments to PSAK 207: Statements of Cash Flow and PSAK 107 Financial Instruments: Disclosures

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

New accounting standards (continued)

Financial Accounting Standards Pillars

These standards provides requirements and guidelines for entities to apply the appropriate financial accounting standards in preparing general purpose financial statements. There will be 4 (four) financial accounting standards that are currently applied in Indonesia, namely:

i.	Pillar 1 International Financial Accounting Standards,
ii.	Pillar 2 Indonesian Financial Accounting Standards,
iii.	Pillar 3 Indonesian Financial Accounting Standards for Private Entities/Indonesian Financial Accounting Standards for Entities without Public Accountability, and
iv.	Pillar 4 Indonesian Financial Accounting Standards for Micro Small and Medium Entities.

Financial Accounting Standards Nomenclature

There are changes to nomenclature of PSAK and ISAK in Indonesian Financial Accounting Standards as published by the DSAK IAI.

Accounting standards issued but not yet effective

Effective January 1, 2025

Amendments to PSAK 221: Effect of Changes in Foreign Exchange Rate:

This amendment clarifies the criteria for interchangeability between two currencies and requires disclosure of  information  that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are not expected to have an impact to the Group’s consolidated financial statement.

Effective January 1, 2026

Amendments to PSAK 109: Financial Instruments and PSAK 107: Financial Instruments: Disclosures:

These amendments provide clarifications regarding derecognition of financial liabilities settled through electronic payment systems, classification of financial assets, disclosures related to investments in equity instruments designated to be measured at fair value through other comprehensive income, and disclosures related to contractual requirements that modify the timing or amount of contractual cash flows. These amendments are not expected to have an impact to the Group’s consolidated financial statement.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and  the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

b.	Principles of consolidation (continued)

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of financial position and consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The measurement basis is selected on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

Goodwill is initially measured at cost, which represents the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the acquired net assets exceeds the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. A measurement period adjustments refers to adjustments arising from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss,  if any, in profit or loss.

Based on PSAK 338: Business Combination of Entities Under Common Control, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statements of financial position.

At the initial application of PSAK 338, all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statements of financial position.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

e.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are  presented as part of “Other current financial assets” in the consolidated statements of financial position.

f.	Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses  of inventories are recognized as an expense in the period in which the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statements of financial position as part of other current assets and other non-current assets.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

h.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are  expected, either from further use or from disposal. The difference between the carrying amount  and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

i.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.	Property and equipment (continued)

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software.  In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and improvements are capitalized to related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period and until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available within PSAK 116, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 116 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Leases (continued)

i.	The Group as lessee (continued)

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated  useful life of the asset. The ROU assets are subject to impairment in accordance with  PSAK 236: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 116 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Leases (continued)

ii.	The Group as lessor

Under PSAK 116, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 109, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables” (Note 8).

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statements of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 115: Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2n).

k.	Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

l.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

m.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2024		2023
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	16,090	16,100	15,396	15,401
Australian Dollar (“AU$”) 1	9,995	10,009	10,499	10,505
Singapore Dollar (“SGD”) 1	11,815	11,829	11,666	11,673
New Taiwan Dollar (“TWD”) 1	490.07	490.52	501.32	501.53
Euro (“EUR”) 1	16,761	16,775	17,025	17,036
Japanese Yen ("JPY") 1	103.02	103.11	108.78	108.82
Malaysian Ringgit ("MYR") 1	3,591	3,601	3,350	3,359
Hong Kong Dollar (“HKD”) 1	2,072	2,074	1,971	1,971
Myanmar Kyat (“MMK”) 1	7.64	7.69	7.31	7.35

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition

Revenue from contract with customers

PSAK 115 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis.

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from IndiHome services. Revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 115, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

Customers are required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining and cost of fulfilling contract

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

o.	Employee benefits

i.	Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.	Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Employee benefits (continued)

ii.	Post-employment benefit plans and other long-term employee benefits (continued)

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.	Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessments

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part, or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Taxes (continued)

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax treatments

ISAK 123: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

The final tax is scoped out from PSAK 212: Income Tax. Final tax on construction services and leases are presented as part of “other income - net”.

q.	Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under PSAK 115.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Initial recognition and measurement (continued)

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 232: Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and medium-term notes, long-term bank loans, and other borrowings.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 109 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

s.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

t.	Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

u.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Board of Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

v.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

w.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

w.	Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been      a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

x.	Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/ non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments, and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances.   A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

The Group applies a simplified approach in calculating ECLs for trade receivables and contract assets. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. For other receivables, the Group assesses whether there is objective evidence that other receivables have been impaired at the end of each reporting period.

The Group has established an allowance for expected credit losses methodology for trade receivables and contract assets that is based on its historical credit loss experience and latest supportable data to better reflect the current change in circumstances, adjusted for forward-looking factors specific to the debtors, and the economic environment. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 236.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		2024		2023
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand		-	14	-	14
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	3,278	-	1,471
	US$	229	3,678	0	6
	TWD	2	1	1	0
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	4,715	-	3,346
	US$	45	718	37	572
	EUR	2	37	2	38
	JPY	6	1	6	1
	HKD	2	4	1	3
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	4,180	-	4,228
	US$	31	506	4	64
	SGD	0	0	0	0
	EUR	0	0	0	0
	GBP	0	1	-	-
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	4,097	-	2,597
Others	Rp	-	51	-	59
	US$	0	0	0	0
Sub-total			21,267		12,385

Third parties
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	355	-	26
	MYR	1	5	1	3
PT Bank Mega Tbk. ("Bank Mega")	Rp	-	342	-	3
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	19	308	9	138
	HKD	0	1	0	0
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	181	-	265
	US$	2	40	0	2
Standard Chartered Bank (“SCB”)	US$	7	108	14	215
	SGD	5	55	6	74
The Hongkong and Shanghai Banking Corporation Ltd.
("HSBC Hongkong")	US$	6	102	43	661
	HKD	9	19	5	9
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	131	-	144
	US$	0	3	0	3
Others (each below Rp100 billion)	Rp	-	251	-	336
	US$	9	146	10	278
	SGD	2	20	3	36
	TWD	28	14	50	21
	MYR	0	2	4	12
	AU$	0	3	0	5
	MMK	167	1	353	3
	EUR	0	1	0	0
Sub-total			2,088		2,234

Total of cash in banks			23,355		14,619

Time deposits
Related parties
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	1,688	-	1,160
BTN	Rp	-	1,400	-	1,065
	US$	7	104	-	-
BRI	Rp	-	647	-	1,550
	US$	18	283	22	340
	TWD	6	3	-	-
BNI	Rp	-	566	-	1,266
	US$	10	162	23	353
Bank Mandiri	Rp	-	97	-	513
	US$	-	-	25	392
Sub-total			4,950		6,639

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		2024		2023
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	1,922	-	1,433
	US$	18	287	20	312
Bank Pembangunan Daerah ("BPD")	Rp	-	962	-	1,569
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	254	-	658
	US$	26	418	23	358
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk.
("BJB")	Rp	-	370	-	1,419
	US$	12	195	-	-
PT Bank Pan Indonesia Tbk. ("Bank Panin")	Rp	-	274	-	-
PT Bank UOB Indonesia ("UOB Indonesia")	US$	16	259	-	-
	SGD	3	35	-	-
PT Bank Danamon Indonesia Tbk. (“Bank Danamon”)	Rp	-	133	-	491
	US$	3	48	9	137
PT Bank China Construction Bank Indonesia Tbk.
("CCB Indonesia")	US$	10	153	5	71
SCB	US$	9	145	-	-
Others (each below Rp100 billion)	Rp	-	113	-	1,125
	US$	1	12	10	155
	MYR	2	7	2	8
Sub-total			5,587		7,736

Total of time deposits			10,537		14,375
Allowance for expected credit losses			(1)		(1)
Total			33,905		29,007

Interest rates per annum on time deposits are as follows:

	2024	2023
Rupiah	0.53% - 7.25%	1.95% - 7.25%
Foreign currencies	2.55% - 6.00%	2.50% - 5.50%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		2024		2023
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	-	415	-	255
BSI	Rp	-	198	-	118
Bank Mandiri	Rp	-	65	-	95
	US$	5	81	5	77
Others (each below Rp 100 billion)	Rp	-	70	-	170
Third parties
United Overseas Bank Limited Singapore
(“UOB Singapore”)	US$	12	195	12	186
Others (each below Rp 100 billion)	Rp	-	3	-	85
	US$	-	-	9	132
Total time deposits			1,027		1,118

Escrow accounts	Rp	-	144	-	214
	US$	1	19	2	24
Total escrow accounts			163		238

Mutual funds
Related parties
Others	Rp	-	89	-	85
Third parties
PT Henan Putihrai Asset Management
(“HPAM”)	Rp	-	-	-	217
Total mutual funds			89		302

Others	Rp	-	5	-	3
	MYR	0	1	0	0
Total others			6		3

Allowance for expected credit losses			(0)		(0)
Total			1,285		1,661

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2024	2023
Rupiah	2.50% - 7.25%	2.75% - 6.75%
Foreign currencies	4.57% - 4.61%	2.30% - 5.85%

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)	Related parties

	2024	2023
State-owned enterprises	1,935	1,875
Indosat	738	303
PT Indonusa Telemedia ("Indonusa")	386	386
Others (each below Rp100 billion)	409	443
Total	3,468	3,007
Allowance for expected credit losses	(1,118)	(1,089)
Net	2,350	1,918

(ii)	Third parties

	2024	2023
Individual and business subscribers	13,613	11,680
Overseas international carriers	1,176	1,541
Total	14,789	13,221
Allowance for expected credit losses	(4,946)	(4,472)
Net	9,843	8,749

b.	By age

	2024			2023
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	7,319	417	5.7%	7,020	386	5.5%
Past due up to 3 months	3,602	329	9.1%	2,758	369	13.4%
Past due more than 3 to 6 months	1,305	285	21.8%	1,215	313	25.8%
Past due more than 6 months	6,031	5,033	83.5%	5,235	4,493	85.8%
Total	18,257	6,064		16,228	5,561

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2024 and 2023, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,291 billion and Rp4,033 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	2024	2023
Rupiah	15,775	13,701
U.S. Dollar	2,180	2,360
Singapore Dollar	273	143
Others	29	24
Total	18,257	16,228
Allowance for expected credit losses	(6,064)	(5,561)
Net	12,193	10,667

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

	2024	2023
Beginning balance	5,561	5,623
Allowance for expected credit losses	904	513
Receivables written-off	(401)	(575)
Ending balance	6,064	5,561

The receivables written-off relate to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2024 and 2023, certain trade receivables of the subsidiaries amounting to Rp2,137 billion and Rp1,248 billion, respectively, have been pledged as collateral under lending agreements (Notes 18 and 19c).

6.CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2024	2023
Contract assets	2,603	2,877
Allowance for expected credit losses	(25)	(147)
Net	2,578	2,730
Current portion	2,449	2,704
Non-current portion	129	26

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2024	2023
SIM cards and prepaid vouchers	676	791
Others (each below Rp100 billion)	480	260
Total	1,156	1,051
Provision for obsolescence	(60)	(54)
Net	1,096	997

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in December 31, 2024 and 2023 amounted to Rp584 billion and Rp797 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of December 31, 2024 and 2023.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

7.	INVENTORIES (continued)

As of December 31, 2024 and 2023, modules (part of property and equipment) and components held by the Group with book value amounting to RpNil and Rp96 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2024 and 2023 amounted to RpNil and Rp94 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2024	2023
Prepaid frequency license fees – current portion (Note 35c.i)	6,245	6,173
Other receivables	621	266
Advances	451	768
Prepaid salaries	281	276
Prepaid rent	129	71
Others (each below Rp100 billion)	447	442
Total	8,174	7,996

9.	CONTRACT COSTS

Movements of contract costs for the years ended December 31, 2024 and 2023 are as follows:

	2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Addition current year	479	1,318	1,797
Amortization during the year	(454)	-	(454)
Expense during the year	-	(831)	(831)
Impairment	-	(3)	(3)
At December 31, 2024	1,666	1,064	2,730
Current	(407)	(727)	(1,134)
Non-current	1,259	337	1,596

	2023
	Cost to obtain	Cost to fulfill	Total
At January 1, 2023	1,554	858	2,412
Addition current year	461	610	1,071
Amortization during the year	(374)	-	(374)
Expense during the year	-	(704)	(704)
Impairment	-	(184)	(184)
At December 31, 2023	1,641	580	2,221
Current	(427)	(226)	(653)
Non-current	1,214	354	1,568

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	2024	2023
Financial instruments
At fair value through profit or loss:
Equity	7,797	7,537
Convertible bonds	377	491
At fair value through other comprehensive income:
Equity	27	25
Convertible bonds	24	-
	8,225	8,053
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	110	105
Others	-	4
	110	109
Total long-term investments	8,335	8,162

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”)

As of December 31, 2024 dan 2023, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp70 per share and Rp86 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2024 and 2023, amounted to Rp380 billion and Rp119 billion, respectively. These amounts were presented as unrealized loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector

In 2024 and 2023, the additional investments by MDI amounted to Rp100 billion and Rp338 billion, respectively. The fair value of MDI’s investments using level 3, the total unrealized gain (loss) from changes in fair value of MDI’s investments as of December 31, 2024 and 2023, amounted to Rp483 billion and (Rp 514 billion), respectively. These amounts were presented as unrealized gain (loss) arising from changes in fair value of investments in the consolidated statements of profit or loss.

Detailed information regarding the level 1 and level 3 fair value measurement techniques is disclosed in Note 37.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share in losses in other investments cumulatively as of December 31, 2024 and 2023 was amounting to Rp323 billion and Rp328 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2023	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2024
At cost:
Directly acquired assets
Land rights	1,955	-	13	-	13	1,981
Buildings	19,596	-	221	(32)	1,122	20,907
Leasehold improvements	1,675	-	40	(94)	174	1,795
Switching equipment	19,636	-	228	(1,090)	696	19,470
Telegraph, telex, and data communication
equipment	1,583	-	-	(1,578)	-	5
Transmission installation and equipment	180,664	-	1,393	(9,972)	10,085	182,170
Satellite, earth station, and equipment	10,941	-	50	(114)	3,918	14,795
Cable network	76,769	314	4,731	(15)	(224)	81,575
Power supply	24,348	-	559	(730)	1,427	25,604
Data processing equipment	21,893	-	332	(1,577)	1,292	21,940
Other telecommunication peripherals	11,087	-	412	(4)	743	12,238
Office equipment	2,696	0	84	(74)	13	2,719
Vehicles	593	0	15	(42)	(36)	530
Other equipment	53	-	3	-	4	60
Property under construction	6,240	-	16,368	(31)	(19,647)	2,930
Total	379,729	314	24,449	(15,353)	(420)	388,719

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	-	650	(27)	20	7,461
Leasehold improvements	1,312	-	128	(86)	(7)	1,347
Switching equipment	14,121	-	1,756	(1,088)	6	14,795
Telegraph, telex, and data communication
equipment	1,582	-	-	(1,578)	-	4
Transmission installation and equipment	104,347	-	11,713	(9,787)	48	106,321
Satellite, earth station, and equipment	6,726	-	719	(114)	46	7,377
Cable network	20,393	-	3,383	(15)	36	23,797
Power supply	17,387	-	2,014	(710)	29	18,720
Data processing equipment	16,149	-	2,031	(1,545)	(103)	16,532
Other telecommunication peripherals	7,700	-	1,517	(1)	-	9,216
Office equipment	2,136	-	278	(68)	(62)	2,284
Vehicles	256	-	38	(27)	(17)	250
Other equipment	47	-	4	-	(2)	49
Total	198,974	-	24,231	(15,046)	(6)	208,153
Net book value	180,755					180,566

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2022	Additions	Deductions	Reclassifications/ Translations	December 31, 2023
At cost:
Directly acquired assets
Land rights	1,838	110	-	7	1,955
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	-	-	10,941
Cable network	74,695	5,762	(6)	(3,682)	76,769
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	-	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	-	1	53
Property under construction	4,598	18,049	-	(16,407)	6,240
Total	363,138	32,968	(4,985)	(11,392)	379,729

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	-	(61)	6,726
Cable network	22,510	3,215	(6)	(5,326)	20,393
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	-	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	-	-	47
Total	189,809	24,838	(4,728)	(10,945)	198,974
Net book value	173,329				180,755

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) power supply; (7) data processing equipment; and (8) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2024	2023
Proceeds from sale of property and equipment	717	100
Net book value	(59)	(16)
Gain on disposal or sale of property and equipment	658	84

b.	Others

(i)	During 2024 and 2023, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2024 and 2023.

(ii)	Interest capitalized to property under construction amounted to Rp98 billion and Rp124 billion for the years ended December 31, 2024 and 2023, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 1.50% to 6.10% and 2.50% to 8.24% for the years ended December 31, 2024 and 2023, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2024 and 2023.

(iv)	During 2024 and 2023, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp143 billion and Rp199 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During 2024 and 2023, the net carrying values of these assets amounted to Rp114 billion and Rp185 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 8 - 50 years which will expire between 2025 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)	As of December 31, 2024 and 2023, the Group’s property and equipment excluding land rights, with a net carrying amount of Rp178,692 billion and Rp175,519 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2024 and 2023, amounted to Rp44,143 billion and Rp41,045 billion, HKD10 million and HKD10 million, SGD219 billion and SGD373 million, respectively. The total policies for first loss basis amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)	As of December 31, 2024 and 2023, the percentage of completion of property under construction was approximately 53.29% and 74.09%, respectively, of the total contract value or Rp3,064 billion and Rp5,836 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until December 2026 and December 2025, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	As of December 31, 2024 and 2023, all assets owned by the Company have been pledged as collateral for bonds (Note 19b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp2,190 billion and Rp3,076 billion, respectively, have been pledged as collateral under borrowing agreements (Notes 18 and 19c).

(ix)	As of December 31, 2024 and 2023, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp89,480 billion and Rp85,564 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(x)	In 2024 and 2023, the total fair values of land rights and buildings of the Group amounted to Rp53,262 and Rp51,373 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.	LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movements during the year are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2023	4,087	663	14,859	523	204	20,336
Additions	1,654	156	7,460	227	893	10,390
Deductions and reclassifications	(52)	(88)	(2,851)	8	1	(2,982)
Depreciation expense	(998)	(149)	(3,600)	(236)	(177)	(5,160)
As at December 31, 2023	4,691	582	15,868	522	921	22,584
Additions	1,725	198	7,337	241	920	10,421
Deductions and reclassifications	(167)	(0)	(409)	(4)	(16)	(596)
Depreciation expense	(1,074)	(192)	(3,699)	(266)	(268)	(5,499)
As at December 31, 2024	5,175	588	19,097	493	1,557	26,910

The carrying amounts of the lease liabilities and the movements during the year are as follows:

	2024	2023

As at January 1	20,425	18,661
Accretion of interest	1,335	976
Additions (Note 39a)	10,421	10,390
Deductions	(8,222)	(9,602)
As at December 31	23,959	20,425
Current	(5,491)	(5,575)
Non-current	18,468	14,850

The maturity analysis of lease payments is as follows:

	2024	2023

No later than a year	6,824	6,614
Later than 1 year and no later than 5 years	14,356	11,453
Later than 5 years	8,081	6,431
Total lease payments	29,261	24,498
Interest	(5,302)	(4,073)
Net present value of lease payments	23,959	20,425
Current	(5,491)	(5,575)
Non-current	18,468	14,850

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12. LEASES (continued)

a.	The Group as a lessee (continued)

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss during the year:

	2024	2023
Depreciation expense of right-of-use assets	5,499	5,160
Expense relating to short-term leases	3,689	3,743
Interest expense on lease liabilities	1,335	976
Expense relating to leases of low-value assets	4	27

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2037. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2024	2023
No later than 1 year	6,222	5,099
Later than 1 year and no later than 5 years	8,502	9,412
Later than 5 years	3,518	5,098
Total	18,242	19,609

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2024	2023
Claims for tax refund - net of current portion (Note 27b)	2,818	1,606
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,594	1,987
Prepaid expenses	1,056	984
Security deposits	234	159
Advances	205	368
Others (each below Rp100 billion)	301	329
Total	6,208	5,433

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

14.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2024	1,492	21,642	550	1,694	25,378
Additions	-	3,415	94	9	3,518
Deductions	(18)	(4,489)	-	-	(4,507)
Reclassifications/translations	-	(37)	3	-	(34)
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Accumulated amortization and
impairment losses:
Balance, January 1, 2024	(413)	(15,034)	(200)	(1,000)	(16,647)
Amortization	-	(2,515)	(76)	(71)	(2,662)
Impairment	(77)	-	-	-	(77)
Deductions	11	4,472	-	-	4,483
Reclassifications/translations	-	(9)	(1)	-	(10)
Balance, December 31, 2024	(479)	(13,086)	(277)	(1,071)	(14,913)
Net book value	995	7,445	370	632	9,442

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2023	1,492	19,779	620	1,491	23,382
Additions	-	2,763	69	206	3,038
Deductions	-	(890)	(130)	-	(1,020)
Reclassifications/translations	-	(10)	(9)	(3)	(22)
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Accumulated amortization and
impairment losses:
Balance, January 1, 2023	(402)	(13,616)	(152)	(910)	(15,080)
Amortization	-	(2,321)	(58)	(94)	(2,473)
Impairment	(11)	-	-	-	(11)
Deductions	-	890	2	-	892
Reclassifications/translations	-	13	8	4	25
Balance, December 31, 2023	(413)	(15,034)	(200)	(1,000)	(16,647)
Net book value	1,079	6,608	350	694	8,731

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Metra, Sigma, TDE, and Telkomsat amounted to Rp467 billion, Rp220 billion, Rp85 billion, Rp78 billion, Rp77 billion, and Rp68 billion, respectively. Deduction of goodwill resulted from divestment of BDI (Note 1e.vi).

(ii)	As of December 31, 2024, the impairment of goodwill arising from Digiserve and MNDG amounted to Rp64 billion and Rp13 billion, respectively. The impairment losses are presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit and loss and other comprehensive income.

(iii)	The remaining amortization periods of software for the years ended December 31, 2024 and 2023 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iv)	As of December 31, 2024 and 2023, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp8,345 billion and Rp10,604 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

15.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	2024	2023
Related parties
Purchases of equipment, materials, and services	378	424
Payables to other telecommunication providers	248	161
Sub-total	626	585

Third parties
Purchases of equipment, materials, and services	9,729	12,748
Payables to other telecommunication providers	2,350	2,876
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	2,631	2,399
Sub-total	14,710	18,023
Total	15,336	18,608

Trade payables by currency are as follows:
	2024	2023
Rupiah	13,217	15,929
U.S. Dollar	2,059	2,537
Others	60	142
Total	15,336	18,608

Terms and conditions of the above trade payables:

a.	The Group’s trade payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 32c for details on related party transactions.
c.	Refer to Note 37b.v for the Group’s liquidity risk management.

GSD, Telkom Akses, and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the GSD, Telkom Akses and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions. As of December 31, 2024 and 2023, the carrying amount of liabilities under supplier finance arrangement is as follows:

	2024	2023
Liabilities under supplier finance arrangement	475	257
Total amount of which the supplier has received payment
from finance provider	473	257

Range of payment due dates	1 - 3 month	1 - 3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were non-cash transfers from trade payables to liabilities under the supplier finance arrangement in 2024 and 2023 amounted to Rp115 billion and Rp61 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

16.	ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2024	2023
Operation, maintenance,
and telecommunication services	6,424	5,813
Salaries and benefits	3,856	3,909
General, administrative, and marketing expenses	3,665	3,114
Interest and bank charges	247	243
Total	14,192	13,079

Refer to Note 32 for details of related party transactions.

17.CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2024	2023
Advances from customers for Mobile	3,285	3,267
Advances from customers for Enterprise	2,306	1,587
Advances from customers for WIB	1,322	1,291
Advances from customers for Consumer	244	244
Advances from customers for others	581	459
Total	7,738	6,848

b.	Non-Current

	2024	2023
Advances from customers for WIB	948	795
Advances from customers for Consumer	602	705
Advances from customers for Enterprise	247	251
Advances from customers for others	687	840
Total	2,484	2,591

Movements of contract liabilities for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
At January, 1	9,439	7,856
Deferred during the year	7,631	7,878
Recognized as revenue during the year	(6,848)	(6,295)
At December, 31	10,222	9,439
Current	7,738	6,848
Non-Current	2,484	2,591

Refer to Note 32 for details of related party transactions.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.SHORT-TERM BANK LOANS

	Outstanding
Lenders	2024	2023
Related parties
Bank Mandiri	3,755	4,013
BNI	1,799	903
Sub-total	5,554	4,916
Third parties
PT Bank HSBC Indonesia ("HSBC")	2,440	2,547
MUFG Bank ("MUFG")	1,805	1,155
Bank of China	1,000	-
PT Bank DBS Indonesia ("DBS")	440	440
PT Bank Maspion Indonesia Tbk ("Bank Maspion")	167	-
UOB Indonesia	100	500
Others	19	92
Sub-total	5,971	4,734
Total	11,525	9,650

Other significant information relating to short-term bank loans as of December 31, 2024 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
Bank Mandiri
2020 - 2023	Finnet, PST	Rp	600	February 21, 2025 - April 28, 2025	Monthly, Quarterly	1 month JIBOR + 1.30% 3 months JIBOR + 1.25%	None
2021 - 2022	Nutech, Mitratel	Rp	3,550	July 25, 2025 - September 27, 2025	Monthly	6.00% - 9.00%	Trade receivables and property and equipment
BNI
2014 - 2024	Sigma, GSD, Mitratel	Rp	1,350	May 29, 2025 - January 9, 2026	Monthly	6.00% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Infomedia, Metranet, Telkom Infra	Rp	1,135	February 18, 2025 - June 6, 2025	Monthly	1 month JIBOR + 1.75% - 2.50%	Trade receivables
HSBC
2014	Sigma[a]	Rp	400	November 6, 2025	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,723	January 20, 2025 - October 4, 2025	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
MUFG
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	2,176	March 27, 2025 - October 31, 2025	Monthly, Quarterly	1 month JIBOR + 0.25% - 0.80% 3 months JIBOR + 0.25% - 0.80%	None
Bank of China
2020	The Company	Rp	1,000	October 23, 2025	Quarterly	4.90%	None
DBS
2018	Telkom Infra, Infomedia	Rp	440	July 31, 2025	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	January 26, 2025	Monthly	7.25%	None
UOB Indonesia
2016	Finnet	Rp	500	July 31, 2025	Monthly	1 month JIBOR + 1.75%	None

*	In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

a    Unsettled loan will be automatically extended.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.SHORT-TERM BANK LOANS (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for Sigma which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver for loan amounting to Rp758 billion from HSBC for the non-fulfillment financial ratios in Sigma. The waiver from HSBC was received on December 18, 2024 and effective for the 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes.

19.	LONG-TERM LOANS AND OTHER BORROWINGS

Current maturities of long-term loans and other borrowings consist of the following:

	Notes	2024	2023
Two-step loans	19a	-	84
Bonds and medium-term notes ("MTN")	19b	2,347	548
Bank loans	19c	13,519	9,282
Other borrowings	19d	-	362
Total		15,866	10,276

Long-term loans and other borrowings consist of the following:

	Notes	2024	2023
Bonds and MTN	19b	2,696	4,795
Bank loans	19c	22,822	22,978
Total		25,518	27,773

Scheduled principal payments as of December 31, 2024 are as follows:

	Year
	Notes	Total	2026	2027	2028	2029	Thereafter
Bonds and MTN	19b	2,696	-	-	-	-	2,696
Bank loans	19c	22,822	6,867	4,894	4,134	3,732	3,195
Total		25,518	6,867	4,894	4,134	3,732	5,891

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2024		2023
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	-	-	768	84
Total			-		84
Current maturities			-		(84)
Long-term portion			-		-

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%

In 2024, the Company has paid the outstanding loan.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and MTN

	Outstanding
Bonds and MTN	2024	2023
Bonds
Bonds Telkom 2015
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Bonds Mitratel 2024	240	-
Sukuk Mitratel 2024	10	-
MTN
MTN Mitratel 2023	-	550
Total	5,050	5,350
Unamortized debt issuance cost	(7)	(7)
Long-term portion	5,043	5,343
Current maturities	(2,347)	(548)
Long-term portion	2,696	4,795

i.	Bonds

(a)	Bonds Telkom 2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.viii). The underwriters of the bonds are PT. Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk., and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2024, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(i)	Debt to equity ratio should not exceed 2:1;
(ii)	EBITDA to interest ratio should not be less than 4:1;
(iii)	Debt service coverage is at least 125%.

As of December 31, 2024, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and MTN (continued)

i.	Bonds (continued)

(b)	Bonds Mitratel 2024

On July 4, 2024, Mitratel issued shelf register bonds phase I amounting Rp240 billion. Bonds has annual interest rate 6.50% that will be paid quarterly. Bonds will mature on July 14, 2025.

BTN was appointed as trustee for the issuance of the Bonds. The rating of the Bonds issued by Pemeringkat Efek Indonesia is idAAA.

(c)	Sukuk Mitratel 2024

On July 4, 2024, Mitratel issued sukuk Ijarah shelf register phase I amounting Rp10 billion. Sukuk has annual interest rate 6.50% that will be paid quarterly. Sukuk will mature on July 14, 2025.

BTN was appointed as trustee for the issuance of Sukuk. The rating of Sukuk issued by Pemeringkat Efek Indonesia is AAAsy.

ii.	MTN

On September 26, 2023, Mitratel issued MTN amounting to Rp550 billion which will be used to support the provision of funds for credit refinancing, with annual interest rate 6.20%, that already fully paid on October 26, 2024.

c.	Bank loans

		2024		2023
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	-	6,355	-	3,453
BNI	Rp	-	6,030	-	6,182
BSI	Rp	-	2,083	-	509
BRI	Rp	-	1,475	-	955
Sub-total			15,943		11,099
Third parties
BCA	Rp	-	9,755	-	10,170
DBS	Rp	-	4,800	-	1,500
Bank of China	Rp	-	1,900	-	1,400
Bank CIMB Niaga	Rp	-	1,710	-	2,110
	US$	6	99	4	60
Bank Permata	Rp	-	1,021	-	1,313
HSBC	Rp	-	1,000	-	625
Bank Danamon	Rp	-	110	-	273
Syndication of banks	Rp	-	-	-	2,500
	US$	4	60	10	160
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	22	-	110
BJB	Rp	-	-	-	500
MUFG	Rp	-	-	-	500
Others	Rp	-	3	-	13
	MYR	7	27	9	29
Sub-total			20,507		21,263
Total			36,450		32,362
Unamortized debt issuance cost			(109)		(102)
			36,341		32,260
Current maturities			(13,519)		(9,282)
Long-term portion			22,822		22,978

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2024, is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Bank Mandiri
2018 - 2024	The Company, GSD, PST, Telkomsel, Mitratel	Rp	13,975	8,339	2020 - 2031	Quarterly	3 months JIBOR + 0.25% - 1.50%	None
BNI
2013 - 2024	The Company, TLT, Sigma, Mitratel, UMT	Rp	14,175	1,607	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 0.25% - 1.70%	Trade receivables and property and equipment
2024	Mitratel	Rp	2,000	-	2024 - 2031	Monthly	7.00%	None
BSI
2024	Mitratel	Rp	2,292	208	2024 - 2029	Semi-annually	7.82%	None
BRI
2019 - 2023	The Company, Mitratel	Rp	3,000	434	2021 - 2030	Quarterly	3 months JIBOR + 0.75%	None
BCA
2020 - 2023	The Company, PST, GSD	Rp	9,186	1,660	2020 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
2020 - 2024	The Company, Mitratel	Rp	9,500	596	2024 - 2030	Quarterly	6.75% - 7.00%	None
DBS
2021	Mitratel	Rp	3,500	700	2022 - 2028	Quarterly	3 months JIBOR + 1.20%	None
2023 - 2024	The Company, Mitratel	Rp	7,000	-	2024 - 2031	Quarterly	6.50% - 6.90%	None
Bank of China
2019	Telkomsel	Rp	1,900	1,400	2021 - 2025	Monthly	4.90%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	391	2022 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	US$	0	-	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2022	Mitratel	Rp	2,000	292	2021 - 2029	Quarterly	3 months JIBOR + 1.30%	None
HSBC
2021 - 2023	Mitratel	Rp	1,250	125	2023 - 2030	Quarterly	3 months JIBOR + 0.50% - 1.85%	None
Bank Danamon
2022	Mitratel	Rp	636	182	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
2024	SSI	Rp	24	1	2024 - 2029	Monthly	8.75%	None
Syndication of banks
2018	Telin	US$	0	0	2020 - 2025	Semi-annually	6 months SOFR + 1.55%	None
Bank ANZ
2015	GSD, PINS	Rp	440	100	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

** In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for TLT, Sigma, and GSD which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver from lenders for the non-fulfillment financial ratios in TLT, Sigma, and GSD for loan amounting Rp660 billion, Rp106 billion, and Rp231 billion, respectively. Waivers from BNI and BCA were received on December 10, 2024, December 12, 2024, and December 31, 2024, respectively, except for GSD’s bank loan from Bank Mandiri that did not receive before December 31, 2024, so that the entire balance of GSD’s long-term loan amounting to Rp13 billion has been classified as short-term. The waivers are effective for the 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2024, the Group had Rp45,762 billion and US$73 million of undrawn committed borrowing facilities available.

d.	Other borrowings
	Outstanding
Lenders	2024	2023
PT Sarana Multi Infrastruktur (Persero)
("Sarana Multi Infrastruktur")	-	362
Unamortized debt issuance cost	-	0
Total	-	362
Current maturities	-	(362)
Long-term portion	-	-

In 2024, the Company and Telkomsat have paid the outstanding of other borrowing.

20.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2024	2023
Non-controlling interests in net assets of subsidiaries:
Telkomsel	11,022	11,108
Mitratel	8,440	9,106
Others (each below Rp100 billion)	934	604
Total	20,396	20,818

	2024	2023
Non-controlling interests in profit (loss)
in current year of subsidiaries:
Telkomsel	6,434	7,104
Mitratel	594	566
Others	66	(22)
Total	7,094	7,648

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.	NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On December 31, 2024 and 2023, the non-controlling interests in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial informations of Telkomsel and Mitratel are provided below. These informations are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2024	2023	2024	2023
Current assets	19,374	20,505	3,447	3,420
Non-current assets	98,029	92,461	54,693	53,590
Current liabilities	(41,199)	(40,009)	(12,286)	(11,071)
Non-current liabilities	(45,216)	(42,308)	(12,467)	(11,901)
Total equity	30,988	30,649	33,387	34,038
Attributable to:
Owners of the parent company	19,966	19,541	24,947	24,932
Non-controlling interests	11,022	11,108	8,440	9,106

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2024	2023	2024	2023
Revenues	113,340	102,372	9,308	8,595
Operation expenses	(83,883)	(72,005)	(5,129)	(4,955)
Other expenses - net	(2,108)	(2,271)	(1,918)	(1,501)
Profit before income tax	27,349	28,096	2,261	2,139
Income tax expense - net	(5,347)	(6,217)	(157)	(128)
Profit for the year	22,002	21,879	2,104	2,011
Other comprehensive income
(loss) - net	355	78	1	2
Total comprehensive income
for the year	22,357	21,957	2,105	2,013

Attributable to
non-controlling interests	6,434	7,104	594	566
Dividends paid to
non-controlling interests	6,627	9,267	407	484

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2024	2023	2024	2023

Operating	38,939	41,693	6,632	5,162
Investing	(14,932)	(14,302)	(3,490)	(6,504)
Financing	(25,631)	(28,601)	(3,436)	(4,118)
Net decrease in
cash and cash equivalents	(1,624)	(1,210)	(294)	(5,460)

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

21.	CAPITAL STOCK

	2024
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,185,694,580	4.23	209
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,242,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,250,844	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,190,450,461	43.68	2,164
Total	99,062,216,600	100.00	4,953

	2023
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,973,451,980	4.02	199
Directors (Note 1b):
Ririek Adriansyah	6,016,355	0	0
Bogi Witjaksono	4,130,400	0	0
Afriwandi	4,172,900	0	0
Heri Supriadi	4,170,400	0	0
F.M. Venusiana R.	7,806,900	0	0
Herlan Wijanarko	4,172,900	0	0
Muhamad Fajrin Rasyid	4,130,400	0	0
Budi Setyawan Wijaya	4,585,400	0	0
Honesti Basyir	370,544	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	1,968,000	0	0
Marcelino Rumambo Pandin	1,968,000	0	0
Ismail	1,968,000	0	0
Arya Mahendra Sinulingga	2,014,800	0	0
Rizal Mallarangeng	1,968,000	0	0
Public (individually less than 5%)	43,436,968,061	43.89	2,174
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	2024	2023
Difference from the acquisition of non-controlling
interests in subsidiaries	8,364	8,364
Exchange rate translation adjustment	1,102	844
Effect of changes in associates’ equity	386	386
Unrealized gain on available-for-sale securities	9	8
Other equity components	37	37
Total	9,898	9,639

23.	REVENUES

The Group derives revenues in the following major product lines:

2024	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	6,077	-	-	183	-	6,260
Fixed lines	-	-	397	82	-	479
Total telephone revenues	6,077	-	397	265	-	6,739
Interconnection revenues	363	-	-	8,824	-	9,187
Data, internet, and information
technology service revenues
Cellular data and internet	72,639	-	-	-	-	72,639
Internet, data communication, and
information technology services	-	11	11,327	2,766	-	14,104
SMS	3,791	-	14	-	-	3,805
Others	134	-	1,746	1,064	846	3,790
Total data, internet, and information
technology service revenues	76,564	11	13,087	3,830	846	94,338
Network revenues	3	-	1,462	1,714	-	3,179
IndiHome revenues	-	26,262	-	-	-	26,262
Other services
E-payment	14	-	1,286	-	-	1,300
Call center service	-	-	1,255	-	-	1,255
Manage service and terminal	-	1	1,039	5	-	1,045
E-health	-	-	767	-	-	767
Others	379	36	1,291	333	827	2,866
Total other services	393	37	5,638	338	827	7,233
Total revenues from
contract with customer	83,400	26,310	20,584	14,971	1,673	146,938
Revenues from lessor transactions	-	-	-	3,029	-	3,029
Total revenues	83,400	26,310	20,584	18,000	1,673	149,967
Adjustments and eliminations	-	2	9	2	(595)
Total external revenues as reported in
note operating segment	83,400	26,312	20,593	18,002	1,078

2023	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	8,022	-	-	172	-	8,194
Fixed lines	-	332	450	117	-	899
Total telephone revenues	8,022	332	450	289	-	9,093
Interconnection revenues	293	-	-	8,774	-	9,067
Data, internet, and information
technology service revenues
Cellular data and internet	73,187	-	-	-	-	73,187
Internet, data communication, and
information technology services	268	85	8,167	2,379	-	10,899
SMS	3,345	-	35	-	-	3,380
Others	34	-	2,010	1,098	212	3,354
Total data, internet, and information
technology service revenues	76,834	85	10,212	3,477	212	90,820
Network revenues	4	-	1,212	1,266	-	2,482
IndiHome revenues	-	25,992	2,793	-	-	28,785
Other services
Call center service	-	-	1,264	-	-	1,264
Manage service and terminal	-	-	908	12	-	920
E-health	-	-	761	-	-	761
E-payment	-	-	496	-	-	496
Others	138	27	1,401	318	858	2,742
Total other services	138	27	4,830	330	858	6,183
Total revenues from
contract with customer	85,291	26,436	19,497	14,136	1,070	146,430
Revenues from lessor transactions	-	-	-	2,786	-	2,786
Total revenues	85,291	26,436	19,497	16,922	1,070	149,216
Adjustments and eliminations	-	6	11	6	(668)
Total external revenues as reported in
note operating segment	85,291	26,442	19,508	16,928	402

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2024 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2024, which management expects to be realised within one year is Rp8,279 billion, and more than one year is Rp3,498 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2037. Periods may be extended based on the agreement by both parties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2024	2023
Salaries and related benefits	9,457	9,674
Vacation pay, incentives, and other benefits	4,214	4,159
Pension and other post-employment
benefits (Note 30)	1,691	1,764
Early retirement program	1,186	0
LSA expense (Note 31)	226	289
Others	33	41
Total	16,807	15,927

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2024	2023
Operation and maintenance	24,365	23,057
Radio frequency usage charges (Note 35c.i)	7,687	7,412
Leased lines and Customer Premise Equipment ("CPE")	3,422	3,462
Concession fees and USO charges (Note 15)	2,933	2,836
Electricity, gas, and water	1,097	877
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	584	797
Project management	427	489
Insurance	308	269
Vehicles rental and supporting facilities	271	308
Others (each below Rp100 billion)	108	211
Total	41,202	39,718

Refer to Note 32 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2024	2023
General expenses	2,448	2,446
Allowance for expected credit losses
trade receivables (Note 5)	904	513
Professional fees	855	996
Training, education, and recruitment	453	461
Traveling	421	443
Meeting	390	334
Social contribution	233	232
Collection expenses	194	195
Others (each below Rp100 billion)	327	479
Total	6,225	6,099

Refer to Note 32 for details of related parties transactions.

27.	TAXATION

a.	Prepaid income taxes

	2024	2023
The Company:
Income Tax
Article 22 - Withholding tax on goods delivery
and imports	-	0
Article 23 - Withholding tax on service delivery	260	238
Subsidiaries:
Income Tax
Corporate income tax	1	-
Article 4(2) - Final tax	17	1
Article 23 - Withholding tax on service delivery	79	4
VAT	2,076	1,669
Total prepaid taxes	2,433	1,912
Current portion	(2,433)	(1,912)
Non-current portion	-	-

b.	Claims for tax refund

	2024	2023
The Company
Corporate income tax	641	271
Article 21 - Individual income tax	154	2
VAT	168	164
Subsidiaries
Income Tax
Corporate income tax	1,553	699
Article 23 - Witholding tax on services delivery	-	10
Article 21 - Individual income tax	7	-
VAT	706	476
Total claims for tax refund	3,229	1,622
Current portion	(411)	(16)
Non-current portion (Note 13)	2,818	1,606

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

c.	Taxes payable

	2024	2023
The Company:
Income taxes
Article 4(2) - Final tax	11	33
Article 21 - Individual income tax	1	102
Article 22 - Withholding tax on goods delivery
and imports	1	2
Article 23 - Withholding tax on services	45	24
Article 25 - Installment of corporate income tax	78	122
Article 26 - Withholding tax on non-resident
income	-	0
VAT	109	170
VAT - Tax collector	114	163
	359	616
Subsidiaries:
Income taxes
Article 4(2) - Final tax	644	317
Article 21 - Individual income tax	160	182
Article 22 - Withholding tax on goods delivery
and imports	6	9
Article 23 - Withholding tax on services	33	152
Article 25 - Installment of corporate income tax	587	539
Article 26 - Withholding tax on non-resident
income	178	10
Article 29 - Corporate income tax	203	1,672
VAT	473	399
VAT - Tax collector	650	629
	2,934	3,909
Total taxes payable	3,293	4,525

d.	The components of consolidated income tax expense (benefit) are as follows:

	2024	2023
Current
The Company	905	1,271
Subsidiaries	6,730	7,525
	7,635	8,796
Deferred
The Company	608	503
Subsidiaries	167	(713)
	775	(210)
Net income tax expense	8,410	8,586

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Profit before income tax consolidation	39,153	40,794
Add back consolidation eliminations	25,590	24,647
Consolidated profit before income tax and eliminations	64,743	65,441
Less: profit before income tax of the subsidiaries	(38,949)	(38,965)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	25,794	26,476
Less: income subject to final tax	(801)	(642)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	24,993	25,834
Temporary differences:
Allowance for expected credit losses	(324)	(284)
Deferred installation fee	17	2
Leases	7	8
Provision for employee benefits	(127)	36
Land rights, intangible assets, and other	67	30
Net periodic pension and other post-employment
benefits costs	(175)	(1,032)
Difference between accounting and tax bases
of property and equipment	(2,695)	(2,006)
Accrued expenses	(127)	-
Others	(7)	91
Net temporary differences	(3,364)	(3,155)
Permanent differences:
Net periodic post-retirement health care benefit costs	282	204
Donations	211	231
Employee benefits	14	33
Expense related to income subject to final tax	242	217
Equity in net income of associates and subsidiaries	(18,342)	(17,062)
Other (income) expense from tax assesment result	69	1
Others	95	37
Net permanent differences	(17,429)	(16,339)
Taxable income of the Company	4,200	6,340
Current corporate income tax expense	798	1,204
Final income tax expense	107	67
Total current income tax expense of the Company	905	1,271
Current income tax expense of the subsidiaries	6,730	7,525
Total current income tax expense	7,635	8,796

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2024	2023
Profit before income tax consolidation	39,153	40,794
Less consolidated income subject to final tax - net	(7,598)	(11,015)
	31,555	29,779

Income tax expense calculated at the Company’s
applicable statutory tax rate	5,995	5,658
Difference in applicable statutory tax rate for
subsidiaries	738	623
Non-deductible expenses	1,229	2,016
Final income tax expense	107	64
Deferred tax adjustment	(4)	(203)
Unrecognized deferred tax	8	180
Others	337	248
Net income tax expense	8,410	8,586

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the years ended December 31, 2024 and 2023. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2024 and 2023.

The Company has submitted its Annual Corporate Income Tax Return for the 2023 fiscal year on April 30, 2024 to the Tax Authority in accordance with the applicable tax regulations.

e.	Tax assessments

(i)	The Company

In the year ended December 31, 2024, the Company received a number of tax assessments from tax audits for the 2019, 2020 and 2021 fiscal years, where from all of these tax assessments the Company received a net refund of Rp7.7 billion after being deducted by other types of tax collection letters and assessments. The Company disagreed and submitted an approval for the tax assessment of Rp35.7 billion. In addition to the restitution from the tax audit results, the Company also received a restitution of Rp37.9 billion for the decision to approve the cancellation of the 2015 and 2016 VAT Tax Collection Letters.

In July 2024, the Company received a Field Audit Notification Letter for all types of taxes in 2023. In September 2024, the Company received a VAT Field Audit Notification Letter for 2022. As of the date of issuance of this financial report, the tax audit process is still ongoing.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

In the year ended December 31, 2023, the Company received a number of tax assessments and rulings. The Company received a tax assessment from the VAT audit for the period of May 2020 and has received a restitution of Rp0.3 billion and has approved and charged a tax assessment of Rp0.7 billion to the 2023 income statement. The Company also received Supreme Court Decision number 1365/B/PK/Pjk/2023 which rejected the Directorate General of Taxes (“DGT”)’s request for a judicial review of the 2015 Corporate Income Tax dispute, with the Decision, all types of taxes for 2015 have permanent legal force. In addition, the Company received a Tax Audit Notification Letter for Corporate Income Tax and Withholding/Collection Income Tax for 2019 and 2020, VAT for 2020 (except for the May Period) and for all types of taxes for 2021. Until the period ending on December 31, 2023, there were no tax assessments for which objections and/or appeals were filed.

(ii)	Telkomsel

As of December 31, 2024 and 2023, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	2024			2023
	Appeal	Others	Total	Appeal	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority
Corporate Income Tax
2024 fiscal year	-	791	791	-	-	-

Tax assessment with claims for tax refund
Corporate Income Tax
2018 fiscal year	35	-	35	35	-	35
2015 fiscal year	294	-	294	294	-	294
2014 fiscal year	2	-	2	2	-	2
Witholding tax
2015 fiscal year	-	0	0	-	0	0
VAT
2014 fiscal year	-	-	-	-	0	0
	331	791	1,122	331	0	331
Tax assesment with no associated
claims for tax refund
Corporate Income Tax
2014 fiscal year	35	-	35	35	-	35

As of December 31, 2024, Telkomsel received a number of tax examination notification letters for 2019, 2021, 2022 and 2023 fiscal year. On September 30, 2024, Telkomsel received underpayment SKP amounting to Rp6 billion (including penalty amounting to Rp2 billion) for 2019 fiscal year Prepaid VAT, where Telkomsel acted as the VAT Collector. Telkomsel accepted the entire tax assessment result and compensated the tax underpayments amounting to Rp4 billion to prepaid VAT under prevailing tax regulation, and booked an additional tax expenses for the penalty. As of the authorization date of these consolidated financial statements, the tax examinations for the remaining fiscal years are still in progress.

As of December 31, 2023, Telkomsel received official verdicts from Supreme Court in February to May 2023, which fully rejected the judicial review claimed by the Tax Authorities for the Tax Court’s verdicts on appeal for 2014 and 2015 fiscal year VAT amounting to Rp8 billion and Rp24 billion, respectively. Therefore, these cases have been legally enforced (“in-kracht”) and no additional tax payables for 2014 and 2015 fiscal years VAT. In October 2023, Telkomsel also received objection decision letters from Tax Authorities, which partially accepted Telkomsel’s objection for withholding and VAT as well as rejected the entire Telkomsel’s objection for corporate income tax; both were related to 2018 fiscal year. As the result, Telkomsel has fully received tax refund amounting to Rp22 billion and charged the rejected portion of withholding and VAT amounting to Rp0.20 billion as expense in 2023 consolidated statement of profit or loss.

Management believes that Telkomsel has a strong case to defend its position. Telkomsel determines an allowance related to the tax assessments is not necessary.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

f.	Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2024	2023	2024	2023
The Company
Allowance for expected credit losses	770	831	(61)	(54)
Net periodic pension and other
post-employment benefit costs	781	822	(34)	(196)
Difference between accounting and tax
bases of property and equipment	(51)	430	(481)	(285)
Provision for employee benefits	276	299	(23)	7
Deferred installation fee	25	21	4	1
Land rights, intangible assets and others	42	29	13	6
Accrued expenses	-	24	(24)	-
Leases	1	-	1	1
Others	73	76	(3)	17
Total deferred tax assets - net	1,917	2,532	(608)	(503)
Telkomsel
Provision for employee benefits	1,445	1,385	160	168
Allowance for expected credit losses	324	205	119	61
Leases	481	554	(73)	86
Contract liabilities	370	400	(30)	217
Fair value measurement of financial
instruments	(8)	-	(8)	7
Difference between accounting and tax bases of
property and equipment	(1,361)	(1,228)	(133)	122
License amortization	(174)	(171)	(3)	(25)
Contract cost	(23)	(46)	23	5
Other financial instruments	(242)	(165)	(77)	(45)
Deferred tax assets of Telkomsel - net	812	934	(22)	596
Deferred tax assets of the other subsidiaries - net	680	704	(15)	(70)
Deferred tax liabilities of the other subsidiaries - net	(992)	(841)	(130)	187
Deferred tax expense (income)			(775)	210
Total deferred tax assets - net	3,409	4,170
Total deferred tax liabilities - net	(992)	(841)

As of December 31, 2024 and 2023 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp84,310 billion and Rp79,794 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions, and builds intensive coordination between related units to implement these rules.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration (continued)

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will comes into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law. The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

In December 2023, the Government issued Regulation of the Minister of Finance No. 172 of 2023 concerning the Application of the Principle of Fairness and Business Custom in Transactions Influenced by Special Relationships which will be the basis for preparing transfer pricing documents starting from the 2024 tax year.

In December 2024, the Government issued the Decree of the Minister of Finance No. 465 concerning the Implementation of the Core Tax Administration System and the Regulation of the Minister of Finance concerning Tax Provisions in the Framework of the Implementation of the Core Tax Administration System No. 81 of 2024. The Company ensures coordination with related units, the IT Team and the tax authorities so that the tax administration process carried out through the Core Tax Administration System application runs smoothly.

In response to the implementation of the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework, on December 31, 2024, Indonesian Government implemented Pillar Two framework through Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024). The Pillar Two model rules as implemented under PMK 136/2024 will take effect for fiscal years beginning on or after January 1, 2025.

Various countries have enacted or intend to enact tax legislation to comply with Pillar Two model rules, including Indonesia. The Group is within the scope of PMK 136/2024, which did not impact 2024 consolidated financial statements but may impact the Group’s consolidated financial statements from January 1, 2025 onward.

PMK 136/2024 applies new taxing mechanisms under which a Multinational Enterprises (“MNE”) would pay a top-up tax in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules is below a 15% minimum rate. PMK 136/2024 sets out the mechanics for determining which entity or entities in an MNE Group should apply the top-up tax and the portion of such tax that is charged to each relevant entity.

For the year ended December 31, 2024, the Group has applied amendment to PSAK 212, which provides mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two rules such that there is no impact to the 2024 consolidated financial statements. The future impact of Pillar Two rules for the Group is currently not reasonably estimable.

The Pillar Two model rules are complex and the Group is still in the process of assessing potential impact to the consolidated financial statements, if any. Based on currently available information, the Group does not expect any material impact to the consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.Administration (continued)

Related to the implementation of the provisions of Article 222 of the Minister of State-owned Enterprise Regulation Number PER-2/MBU/03/2023 concerning Guidelines for Governance and Significant Corporate Activities of State-owned Enterprise. State-owned enterprise is required to convey the realization of contributions to the state (cash basis). Details of contributions to the state as of December 31, 2024 are as follow:

December 31, 2024
Tax
Income tax	19,960
VAT and VAT on luxury goods	16,641
Import/exit duties, customs, and stamp duties	3
Property tax - other sectors	21
Regional taxes and levies, including
property tax for urban and rural	112
Total tax contribution	36,737

Non-tax contribution
Dividend	9,211
Other non-tax contribution	9,849
Total other non-tax contribution	19,060

Total contribution to the state	55,797

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp23,649 billion and Rp24,560 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2024 and 2023, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp238.73 and Rp247.92 (in full amount) for the year ended December, 2024 and 2023, respectively. The Company does not have potentially dilutive financial investments for the years ended December 31, 2024 and 2023.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 73 dated May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 04 dated May 3, 2024 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2023 amounting to Rp17,683 billion (Rp178.50 per share). The Company paid cash dividend on May 29, 2024.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2024 and 2023 is Rp15,337 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2024	2023
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,543	3,666
Additional pension benefit obligation	30a.i.a.ii	42	44
The Company - unfunded	30a.i.b	215	258
Telkomsel	30a.ii	4,950	4,726
Projected pension benefit obligations		8,750	8,694
Net periodic post-employment health care
benefit	30b	1,550	1,470
Other post-employment benefit	30c	175	244
Long service employee benefit	30d	1	1
Obligation under the Labor Law	30e	1,064	1,005
Total		11,540	11,414

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2024	2023
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	518	629
Additional pension benefit obligation	30a.i.a.ii	3	3
The Company - unfunded	30a.i.b	(27)	54
Telkomsel	30a.ii	663	633
Total periodic pension benefit cost	24	1,157	1,319
Net periodic post-employment health care
benefit cost	24,30b	282	205
Other post-employment benefit cost	24,30c	20	22
Long service employee benefit cost	24,30d	0	1
Obligation under the Labor Law	24,30e	232	217
Total		1,691	1,764

The amounts recognized in OCI are as follows:

	Notes	2024	2023
Defined benefit plan actuarial gain (loss)
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	72	(524)
Additional pension benefit obligation	30a.i.a.ii	1	1
The Company - unfunded	30a.i.b	(53)	246
Telkomsel	30a.ii	420	91
Others		0	0
Post-employment health care benefit cost	30b	202	(1,265)
Other post-employment benefit	30c	6	(2)
Long service employee benefit	30d	0	-
Obligation under the Labor Law	30e	107	41
Sub-total		755	(1,412)
Deferred tax effect at the applicable tax rates		(120)	23
Defined benefit plan actuarial gain (loss) -
net of tax		635	(1,389)

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2024 and 2023, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	279	-	346	-	-	-	625
Transferred employees costs	(2)	1	2	(2)	-	-	(1)
Interest costs (income)	1,533	(1,304)	381	(65)	966	(866)	645
Plan administration cost	(115)	115	-	1	-	182	183
Additional welfare benefits	34	-	-	-	-	-	34
Cost recognized in the consolidated
statement of profit or loss	1,729	(1,188)	729	(66)	966	(684)	1,486

Actuarial (gain) loss on:
Experience adjustments	(609)	-	(121)	-	65	-	(665)
Changes in demographic assumptions	(1)	-	-	-	0	-	(1)
Changes in financial assumptions	(491)	-	(314)	-	(863)	-	(1,668)
Return on plan assets
(excluding amount included in
net interest expense)	-	1,029	-	15	-	596	1,640
Cost recognized in OCI	(1,101)	1,029	(435)	15	(798)	596	(694)

Employer’s contributions	-	(558)	-	(18)	-	-	(576)
Pension plan participants’ contributions	13	(13)	1	(1)	-	-	-
Benefits paid from plan assets	(1,948)	1,948	(2)	1	(640)	640	(1)
Benefits paid by employer	(34)	-	-	-	-	-	(34)
Balance, December 31, 2024	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043
Projected pension benefit
obligation at end of year	3,543		4,950		1,550		10,043

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2023	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509

Service costs	326	-	331	-	-	-	657
Settlement costs	(2)	2	-	-	-	-	-
Interest costs (income)	1,573	(1,295)	369	(67)	913	(898)	595
Plan administration cost	(126)	126	-	0	-	187	187
Interest expense on effect of asset ceiling	-	-	-	-	-	3	3
Additional welfare benefits	50	-	-	-	-	-	50
Cost recognized in the consolidated
statement of profit or loss	1,821	(1,167)	700	(67)	913	(708)	1,492

Actuarial (gain) loss on:
Experience adjustments	91	-	(76)	-	(907)	-	(892)
Changes in financial assumptions	906	-	(40)	-	2,349	-	3,215
Return on plan assets
(excluding amount included in
net interest expense)	-	(473)	-	25	-	(89)	(537)
Changes in asset ceiling	-	-	-	-	-	(88)	(88)
Cost recognized in OCI	997	(473)	(116)	25	1,442	(177)	1,698

Employer’s contributions	-	(1,635)	-	(4)	-	-	(1,639)
Pension plan participants’ contributions	17	(17)	-	-	-	-	-
Benefits paid from plan assets	(1,972)	1,972	(149)	-	(586)	586	(149)
Benefits paid by employer	(50)	-	-	-	-	-	(50)
Benefit obligation from transferred employees	-	-	233	(171)	-	-	62
Effect on transfer of IndiHome
business to Telkomsel	(231)	170	-	-	(23)	23	(61)
Balance, December 31, 2023	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862
Projected pension benefit
obligation at end of year	3,666		4,726		1,470		9,862

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2024 and 2023, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	258	44	244	1	1,005	1,552

Service costs	9	0	6	0	204	219
Past service costs	-	-	1	-	18	19
Interest costs	14	3	13	-	10	40
Transferred employees costs	(0)	(0)	(0)	-	(0)	-
Early retirement settlement costs	(50)	-	0	(0)	(0)	(50)
Cost recognized in the consolidated
statement of profit or loss	(27)	3	20	-	232	228

Actuarial (gain) loss recognized in OCI	53	(1)	(6)	(0)	(107)	(61)
Benefits paid by employer	(69)	(4)	(83)	-	(62)	(218)
Divestment	-	-	-	-	(4)	(4)
Balance, December 31, 2024	215	42	175	1	1,064	1,497

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2023	522	44	268	1	928	1,763

Service costs	22	-	7	1	152	182
Interest costs	32	3	15	-	65	115
Cost recognized in the consolidated
statement of profit or loss	54	3	22	1	217	297

Actuarial (gain) loss recognized in OCI	(246)	(1)	2	-	(41)	(286)
Benefits paid by employer	(53)	(2)	(38)	(1)	(102)	(196)
Effect on transfer of IndiHome business to Telkomsel	(19)	0	(10)	-	3	(26)
Balance, December 31, 2023	258	44	244	1	1,005	1,552

a.	Pension benefit costs

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp558 billion and Rp1,635 billion, for the years ended December 31, 2024 and 2023, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

As of December 31, 2024 and 2023, plan assets consist of:

	2024		2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	921	-	564	-
Equity instruments:
Financials	1,265	-	1,815	-
Consumer non-cyclicals	48	-	99	-
Basic material	203	-	278	-
Infrastructures	510	-	748	-
Energy	146	-	162	-
Technology	91	-	41	-
Industrials	239	-	269	-
Consumer cyclicals	448	-	521	-
Properties and real estate	110	-	113	-
Healthcare	175	-	211	-
Transportation and logistic	4	-	7	-
Equity-based mutual fund	193	-	379	-
Fixed income instruments:
Corporate bonds	-	2,034	-	2,469
Government bonds	10,608	-	10,350	-
Fixed income mutual funds ("RDPT")	-	66	-	101
MTN	-	100	-	100
Asset-backed securities ("EBA")	-	7	-	13
Sukuk	-	935	-	1,063
Non-public equity:
Direct placement	-	377	-	374
Property	-	202	-	188
Others	-	356	-	366
Total	14,961	4,077	15,557	4,674

Pension plan assets include Series B shares issued by the Company with fair values totaling to Rp294 billion and Rp457 billion, representing 1.54% and 2.28% of total plan assets as of December 31, 2024 and 2023, respectively, and bonds issued by the Company with fair value totaling to Rp338 billion and Rp345 billion representing 1.78% and 1.72% of total plan assets as of December 31, 2024 and 2023, respectively.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp275 billion and Rp1,768 billion for the years ended December 31, 2024 and 2023, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statements as of December 31, 2024, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million.  In 2024 and 2023, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp34 billion and Rp50 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025, and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated  March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Indonesian mortality table	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2024, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp52 billion and Rp50 billion, for the years ended December 2024 and 2023, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as  pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary as of December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Rate of compensation increases	6.00%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by  PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to  July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2024 was amounting to Rp18 billion (2023: Rp21 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2024 and 2023 with reports dated March 6, 2025, and March 5, 2024, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2024 and 2023, are as follows:

	2024	2023
Discount rate	7.10%	6.70%
Rate of compensation increases	7.25% - 8.00%	7.50% - 8.00%
Indonesian mortality table	2019	2019

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, plan assets consists of:

	2024		2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	375	-	392	-
Equity instruments:
Financials	1,070	-	1,468	-
Consumer non-cyclicals	78	-	115	-
Basic material	197	-	260	-
Infrastructures	517	-	618	-
Energy	164	-	156	-
Technology	43	-	24	-
Industrials	242	-	261	-
Consumer cyclicals	355	-	395	-
Properties and real estate	96	-	110	-
Healthcare	118	-	147	-
Transportation and logistic	4	-	5	-
Equity-based mutual funds	313	-	435	-
Fixed income instruments:
Government obligations	1,837	-	1,271	-
Corporate obligations	196	-	6	-
Fixed income mutual funds	6,484	-	7,067	-
Exchange Traded Fund ("ETF")	24	-	-	-
Index mutual funds	5	-	-	-
Unlisted shares:
Private placement	-	507	-	448
Total	12,118	507	12,730	448

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp217 billion and Rp321 billion, representing 1.72% and 2.45% of total plan assets as of December 31, 2024 and 2023, respectively. Bonds issued by The Company with a fair value of Rp69 billion and Rp6 billion each represent 0.55% and 0.04% of total assets as of December 31, 2024 and 2023. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp270 billion and Rp987 billion for the years ended December 31, 2024 and 2023, respectively.

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2024	2023
Indonesian mortality table	2019	2019

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.	Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2024 and 2023, with reports date March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.50%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2024 and 2023 amounted to Rp1 billion and Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and Rp1 billion for the years ended December 31, 2024 and 2023, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2024 and 2023 amounted to Rp1,064 billion and Rp1,005 billion, respectively. The related pension employee benefits cost charged to expense amounted to  Rp232 billion and Rp217 billion for the years ended December 31, 2024 and 2023, respectively. The actuarial gain in OCI amounted to Rp107 billion and Rp41 billion for the years ended  December 31, 2024 and 2023, respectively.

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2024 and 2023 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

2024
Within next 10 years	20,107	39	277	9,404	8,153	202	118
Within 10-20 years	15,035	28	110	13,131	13,311	118	488
Within 20-30 years	8,744	15	212	8,449	13,927	66	610
Within 30-40 years	3,079	5	20	410	7,896	2	41
Within 40-50 years	539	1	-	-	2,142	-	-
Within 50-60 years	37	-	-	-	340	-	-
Within 60-70 years	1	-	-	-	62	-	-
Within 70-80 years	-	-	-	-	7	-	-

Weighted average
duration of DBO	8.16 years	8.16 years	6.48 years	8.49 years	13.39 years	5.18 years	10.71 years

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”) (continued)

The timing of benefits payments and weighted average duration of DBO for 2024 and 2023 are as follows (continued):

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

2023
Within next 10 years	21,044	39	340	8,833	8,929	281	83
Within 10-20 years	15,850	30	79	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	70	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	-	-	819	-	-
Within 50-60 years	53	-	-	-	48	-	-
Within 60-70 years	1	-	-	-	5	-	-
Within 70-80 years	-	-	-	-	1	-	-

Weighted average
duration of DBO	8.42 years	8.42 years	5.54 years	9.18 years	12.39 years	4.51 years	11.18 years

g.	Sensitivity Analysis

As of December 31, 2024 and 2023, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2024
Funded:
Defined pension benefit obligation	(1,809)	2,113	153	(146)
Unfunded	(11)	12	13	(12)
Telkomsel	(502)	568	623	(559)
Post-employment health care benefits	(1,663)	2,031	1,943	(1,624)
Other post-employment benefits	(9)	10	3	(3)
Post-employment benefits UUCK (Telkom)	(12)	14	37	(32)

2023
Funded:
Defined pension benefit obligation	(2,030)	2,387	235	(224)
Unfunded	(10)	12	13	(12)
Telkomsel	(529)	602	651	(582)
Post-employment health care benefits	(1,609)	1,939	1,845	(1,565)
Other post-employment benefits	(11)	12	3	(3)
Post-employment benefits UUCK (Telkom)	(10)	12	33	(28)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation  using the Projected Unit Credit method amounted to Rp1,192 billion and Rp1,153 billion as of December 31, 2024 and 2023, respectively. The related benefit costs charged to expense amounted Rp226  billion and Rp289 billion for the years ended December 31, 2024 and 2023, respectively (Note 24).

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, consultant expenses, medical expenses, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
Indonesia Financial Group	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
Associated company
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated companies	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated companies	Marketing expenses and distribution of SIM cards and pulse reload voucher
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

The outstanding balances of trade receivables and payables as of December 31, 2024 and 2023 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2024 and 2023, the Group recorded an increase of impairment loss from trade receivables of related party amounted to Rp29 billion and Rp47 billion, respectively.

b.	Significant transactions with related parties

The following table presents significant transactions with related parties:

	2024		2023
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	234	0.16	174	0.12
Entities under common control
Indosat	2,209	1.47	2,195	1.47
BNI	531	0.35	509	0.34
Pertamina	488	0.33	755	0.51
Bank Mandiri	308	0.21	156	0.10
BRI	228	0.15	190	0.13
Others (each below Rp100 billion)	430	0.29	1,006	0.67
Sub-total	4,194	2.80	4,811	3.22
Other related entities
KCIC	357	0.24	87	0.06
Others	47	0.03	43	0.03
Sub-total	404	0.27	130	0.09
Associated companies	0	0.00	8	0.01
Total	4,832	3.23	5,123	3.44

	2024		2023
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,779	2.58	2,602	2.49
Indosat	644	0.60	566	0.54
Indonesia Financial Group	183	0.17	198	0.19
BNI	112	0.10	143	0.14
Others (each below Rp100 billion)	150	0.14	381	0.36
Sub-total	3,868	3.59	3,890	3.72
Other related entities
Padi UMKM	508	0.47	561	0.54
Others	77	0.07	94	0.09
Sub-total	585	0.54	655	0.63
Associated companies
Finarya	109	0.10	126	0.12
Others	0	0.00	0	0.00
Sub-total	109	0.10	126	0.12
Total	4,562	4.23	4,671	4.47

	2024		2023
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	371	27.14	312	29.41
Total	371	27.14	312	29.41

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

The following table presents significant transactions with related parties (continued):

	2024		2023
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	1	0.02	5	0.11
Entities under common control
State-owned banks	1,329	25.52	1,111	23.88
Sarana Multi Infrastruktur	8	0.15	74	1.59
Total	1,338	25.69	1,190	25.58

	2024		2023
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipment
Entities under common control	29	0.12	64	0.19
Total	29	0.12	64	0.19

	2024		2023
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies
Omni Inovasi Indonesia	371	0.25	467	0.31
Finarya	100	0.07	159	0.11
Total	471	0.32	626	0.42

c.	Balance of accounts with related parties

The following table presents significant transactions with related parties:

	2024		2023
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	26,217	8.75	19,024	6.63
Other current financial
asset (Note 4)	918	0.31	800	0.28
Trade receivables
(Note 5)	2,350	0.78	1,918	0.67

Contract assets
Majority stockholder
Ministry of Finance	16	0.01	36	0.01
Entities under common control	193	0.06	252	0.09
Associated companies	1	0.00	1	0.00
Other related entities	3	0.00	1	0.00
Total	213	0.07	290	0.10

Other current asset	138	0.05	53	0.02
Other non-current asset	12	0.00	5	0.00

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

The following table presents significant transactions with related parties (continued):

	2024		2023
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	17	0.01	18	0.01
Entities under common control
State-owned enterprises	317	0.23	302	0.23
Indosat	212	0.15	129	0.10
Others	-	-	12	0.01
Sub-total	529	0.38	443	0.34
Associated companies	20	0.01	40	0.03
Other related entities	60	0.04	84	0.06
Total	626	0.44	585	0.44

Accrued expenses
Majority stockholder
Ministry of Finance	-	-	1	0.00
Entities under common control
State-owned enterprises	209	0.15	137	0.10
State-owned banks	81	0.06	39	0.03
Sub-total	290	0.21	176	0.13
Associated companies	1	0.00	-	-
Total	291	0.21	177	0.13

Contract liabilities
Majority stockholder
Ministry of Finance	90	0.07	18	0.01
Entities under common control
State-owned enterprises	474	0.35	312	0.24
Others	1	0.00	1	0.00
Sub-total	475	0.35	313	0.24
Associated companies	7	0.01	13	0.01
Other related entities
KCIC	1,113	0.81	1,133	0.87
Others	4	0.00	2	0.00
Sub-total	1,117	0.81	1,135	0.87
Total	1,689	1.24	1,479	1.13

Customer deposits	19	0.01	19	0.01
Short-term bank loans (Note 18)	5,554	4.05	4,916	3.77
Two-step loans (Note 19a)	-	-	84	0.06
Long-term bank loans (Note 19c)	15,943	11.62	11,099	8.51
Other borrowings (Note 19d)	-	-	362	0.28

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

Indosat's owner, Ooredoo, has merged with Tri, CK Hutchison Holdings (“CKHH”) by merging their companies into Indosat Ooredoo Hutchison. With this merger and the latest MoCI Regulation No. 5 of 2021, the Company has amended the interconnection cooperation agreement for fixed-line networks (local, Sambungan Langsung Jarak Jauh ("SLJJ"), and international) and mobile networks on May 30, 2023 in order to implement cost-based tariff obligations based on the 2014 Interconnection Offering Document.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

e.	Remuneration of key management and supervisory personnel

Key management personnel consists of the Board of Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Board of Directors. Total of such remuneration is as follows:

	2024		2023
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	504	0.47%	475	0.46%
Board of Commissioners	176	0.16%	179	0.17%

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business-to-Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include inter-segment transactions and are accounted at prices that, management believes, represent market prices.

	2024
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	83,400	26,312	20,593	18,002	1,078	149,385	582	149,967
Inter-segment revenues	3,226	50	24,749	21,398	1,657	51,080	(51,080)	-
Total segment revenues	86,626	26,362	45,342	39,400	2,735	200,465	(50,498)	149,967

Segment results	25,977	8,216	443	9,102	(1,051)	42,687	(3,534)	39,153
Other information
Capital expenditures	(11,679)	(5,413)	(2,677)	(4,540)	(8)	(24,317)	(132)	(24,449)
Depreciation and amortization	(20,852)	(5,870)	(3,631)	(6,691)	(16)	(37,060)	4,417	(32,643)
Provision recognized in
current year	(110)	(560)	(142)	(37)	(7)	(856)	(48)	(904)

	2023
							Adjustment
						Total	and
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	85,291	26,442	19,508	16,928	402	148,571	645	149,216
Inter-segment revenues	3,628	165	25,234	20,333	2,014	51,374	(51,374)	-
Total segment revenues	88,919	26,607	44,742	37,261	2,416	199,945	(50,729)	149,216

Segment results	28,693	7,971	602	9,386	(1,188)	45,464	(4,670)	40,794
Other information
Capital expenditures	(12,370)	(6,434)	(5,073)	(8,964)	(11)	(32,852)	(116)	(32,968)
Depreciation and amortization	(21,248)	(5,828)	(3,884)	(6,135)	(18)	(37,113)	4,450	(32,663)
Provision recognized in
current year	(231)	(463)	173	(11)	(5)	(537)	24	(513)

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Adjustments and eliminations:

a.Revenue reconciliation

	2024	2023
Total segment revenues	200,465	199,945
Revenue from other non-operating segments	582	645
Adjustment and inter-segment elimination	(51,080)	(51,374)
Consolidated revenues	149,967	149,216

b.Segment results reconciliation

	2024	2023
Total segment results	42,687	45,464
Loss from other non-operating segments	(2,699)	(2,679)
Adjustment and inter-segment elimination	3,003	1,599
Finance income	1,367	1,061
Finance cost	(5,208)	(4,652)
Share of profit of long-term investment in associates	3	1
Consolidated profit before income tax	39,153	40,794

c.Capital expenditure reconciliation

	2024	2023
Total segment capital expenditure	(24,317)	(32,852)
Capital expenditure from
other non-operating segments	(132)	(116)
Consolidated capital expenditure	(24,449)	(32,968)

d.Depreciation and amortization reconciliation

	2024	2023
Total segment depreciation and amortization	(37,060)	(37,113)
Depreciation and amortization from
other non-operating segments	(212)	(250)
Adjustment and inter-segment elimination	4,629	4,700
Consolidated depreciation and amortization	(32,643)	(32,663)

e.Provision recognized in current year reconciliation

	2024	2023
Total segment provision	(856)	(537)
Provision recognized from other
non-operating segments	(37)	(5)
Adjustment and inter-segment elimination	(11)	29
Consolidated provision recognized
in current year	(904)	(513)

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Geographic information:

	2024	2023
External revenues
Indonesia	141,062	141,157
Abroad	8,905	8,059
Total	149,967	149,216

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the years ended December 31, 2024 and 2023.

	2024	2023
Non-current operating assets
Indonesia	187,158	186,554
Abroad	2,850	2,932
Total	190,008	189,486

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government. Furthermore, these regulations were superseded by Law No. 11 Year 2020 and Government Regulation No. 46 Year 2021 where the authorised minister is able to determine the upper and/or lower tariff limits.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee
ii.	Monthly subscription charges
iii.	Usage charges, and
iv.	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

i.	Basic telephony services tariff
ii.	Roaming tariff, and/or
iii.	Multimedia services tariff

with the following traffic structure:

i.	Activation fee
ii.	Monthly subscription charges, and/or
iii.	Usage charges

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS

a.	Capital expenditures

As of December 31, 2024, capital expenditures committed under the contractual arrangements are Rp11,272 billion and US$223 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 - August 31, 2024*	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024 - October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2024 - October 7, 2029	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite
TDI and PT Nusacipta Indonesia	July 1, 2024 - June 12, 2025	Pilling and Cut & Fill for Bromo Project
TDE and PT ZTE Indonesia	October 14, 2024 - October 14, 2027	Contract Agreement of General Contractor (GC) for Delta Project Level-2 Fit Out Works
The Company and PT Master System Infotama	December 9, 2024 - June 6, 2025	Agreement Procurement and Installation for Expand IP Backbone Platform Cisco
The Company and PT ZTE Indonesia	December 12, 2024 - September 25, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	December 13, 2024 - June 28, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform Nokia
The Company and PT Packet Systems Indonesia	December 18, 2024 - July 28, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform Huawei
The Company and PT Datacomm Diangraha	December 27, 2024 - June 28, 2025	Procurement and Installation for Multi Service Aggregation (MSA) Platform Nokia
The Company and PT Huawei Tech Investment	December 31, 2024 - June 28, 2025	Agreement Procurement and Installation for Expand MSA, WAG, BNG, and PCEF Wifi Platform Huawei

* Telkomsel is currently renewing this agreement.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

b.	Borrowings and other credit facilities

(i)	As of December 31, 2024, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2026	Rp	10
BNI	500	March 31, 2025	Rp	49
Bank Mandiri	500	June 21, 2025	Rp	180
Total	1,500			239

The Company has sufficient bank facilities to meet its current obligations (Note 37b.v).

(ii)	As of December 31, 2024, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	618
BNI	2,100	December 11, 2025	Rp	1,459
Total	3,100			2,077

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri and BRI with a maximum credit limit of US$25 million and US$5 million or equal to Rp403 billion and Rp81 billion, respectively. As of December 31, 2024, there is no bank guarantee facility used.

c.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017, No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and  No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975 - 1,980 MHz paired with 2,165 - 2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970 - 1,975 MHz paired with 2,160 - 2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965 - 1,970 MHz paired with 2,155 - 2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI

Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960 - 1,965 MHz paired with 2,150 - 2,155 MHz effective from January 11, 2023 until January 10, 2033.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300 - 2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330 - 2,340 MHz paired with 2,340 - 2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340 - 2,355 MHz paired with 2,330 - 2,360 MHz until November 17, 2029.
Decree No. 188 Year 2023 of the MoCI	On April 18, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated  March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891 - 895 MHz paired with 936 - 940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement which authorizes Sigma as a supplier of Google products. This Agreement requires Sigma to meet certain minimum purchase commitments for Google products over a three-year period. Sigma is obliged to pay the difference between the actual value of Google product purchases and the minimum commitment.

(iv)	Conditional Sale and Purchase Agreement of Telkomsel with PT Dhost Telekomunikasi Nusantara (”Dhost”)

On June 26, 2024, Telkomsel entered into a Conditional Sale and Purchase Agreement with Dhost for the sale of 850 units in-building telecommunication coverage antenna system (“IBS”) with total consideration of Rp685 billion. Subsequently, 689 units of the IBS were utilized by Dhost to provide in-building coverage service to Telkomsel. Telkomsel has assessed this transaction does not meet the sale and leaseback criteria under PSAK 116 and recognized a gain on sale of Rp642 billion.

(v)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021,  of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

(vi)	Contingency

Under PSAK 237: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(vi)	Contingency (continued)

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, various subsidiaries and affiliates, and certain of the Group's clients and suppliers. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. As at December 31, 2024, the SEC’s and DOJ’s investigations are ongoing. The Group is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues which is ongoing.

For the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA, the Group is currently unable to estimate the reasonably possible loss or a range of reasonable possible loss as the requests are in the early stages, and there is considerable uncertainty regarding the timing or ultimate resolution of such investigations, which includes fine, penalty or business impact, if any.

For the above mentioned investigation on the Group’s accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group’s assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on its December 31, 2023 and 2024 consolidated financial statements.

It is possible, however, that future financial performance could be materially affected by changes in the assessments to the impacts to the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA and investigation on the Group’s accounting and disclosure issues.

.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2024
	US Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	475.58	5.62	12.97	7,885
Other current financial assets	18.19	-	0.06	295
Trade receivables
Related parties	0.19	-	0.01	3
Third parties	134.77	-	18.64	2,479
Contract assets	2.77	-	-	45
Other receivables	1.09	-	-	18
Other current assets	2.05	-	0.31	38
Long-term investment in financial instruments	389.31	-	12.28	6,464
Other non-current assets	0.42	-	2.90	53
Total assets	1,024.37	5.62	47.17	17,280
Liabilities
Trade payables
Related parties	(0.01)	-	-	0
Third parties	(127.43)	(17.95)	(3.45)	(2,119)
Other payables	3.76	-	(8.00)	(70)
Accrued expenses	(13.90)	-	(1.83)	(254)
Customer deposits	(2.72)	-	(0.27)	(47)
Current maturities of long-term borrowings	(9.33)	-	(0.28)	(155)
Long-term borrowings - net of current maturities	(24.65)	-	(1.47)	(422)
Other liabilities	(0.09)	-	(0.05)	(2)
Total liabilities	(174.37)	(17.95)	(15.35)	(3,069)
Assets (liabilities) - net	850.00	(12.33)	31.82	14,211

	2023
	US Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	263.35	5.66	16.23	4,271
Other current financial assets	27.15	-	-	419
Trade receivables
Related parties	0.14	-	0.03	2
Third parties	152.98	-	11.71	2,525
Contract assets	6.90	-	-	107
Other receivables	0.51	-	1.10	25
Other current assets	1.40	-	2.61	34
Long-term investment in financial instruments	376.76	-	5.90	5,902
Other non-current assets	0.35	-	0.49	14
Total assets	829.54	5.66	38.07	13,299
Liabilities
Trade payables
Related parties	(0.14)	-	-	(2)
Third parties	(164.46)	(26.73)	(10.42)	(2,677)
Other payables	2.32	-	(7.73)	(55)
Accrued expenses	(32.26)	(2.61)	(4.53)	(549)
Customer deposits	(2.93)	-	(0.14)	(47)
Current maturities of long-term borrowings	(11.29)	(767.90)	(0.25)	(262)
Long-term borrowings - net of current maturities	(31.89)	-	(1.62)	(516)
Other liabilities	(0.09)	-	-	(1)
Total liabilities	(240.74)	(797.24)	(24.69)	(4,109)
Assets (liabilities) - net	588.80	(791.58)	13.38	9,190

*Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Financial assets and financial liabilities

i.	Classification

(a)	Financial assets
		2024	2023
	Amortized cost
	Cash and cash equivalents	33,905	29,007
	Other current financial assets	1,196	1,359
	Trade receivables	12,193	10,667
	Other receivables	621	266
	Other non-current assets	165	155
	FVTPL
	Long-term investment in financial instruments	8,174	8,028
	Other current financial assets	89	302
	FVTOCI
	Long-term investment in financial instruments	51	25
	Total financial assets	56,394	49,809

(b)	Financial liabilities
		2024	2023
	Financial liabilities measured at amortized cost
	Trade payables	15,336	18,608
	Other payables	454	441
	Accrued expenses	14,192	13,079
	Customers deposits	41	42
	Short-term bank loans	11,525	9,650
	Two-step loans	-	84
	Bonds and MTN	5,043	5,343
	Long-term bank loans	36,341	32,260
	Other borrowings	-	362
	Lease liabilities	23,959	20,425
	Other liabilities	104	141
	Total financial liabilities	106,995	100,435

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2024	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	-	-
Long-term investment in financial instruments	8,174	8,174	1,668	-	6,506
FVTOCI
Long-term investment in financial instruments	51	51	-	-	51
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Bonds and MTN	5,043	5,669	5,669	-	-
Long-term bank loans	36,341	36,472	-	-	36,472
Lease liabilities	23,959	23,959	-	-	23,959
Other liabilities	104	104	-	-	104
Total	73,761	74,518	7,426	-	67,092

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2023	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	302	302	302	-	-
Long-term investment in financial instruments	8,028	8,028	2,056	-	5,972
FVTOCI
Long-term investment in financial instruments	25	25	-	-	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	84	83	-	-	83
Bonds and MTN	5,343	6,120	5,586	-	534
Long-term bank loans	32,260	31,473	-	-	31,473
Other borrowings	362	362	-	-	362
Lease liabilities	20,425	20,425	-	-	20,425
Other liabilities	141	141	-	-	141
Total	66,970	66,959	7,944	-	59,015

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024 amounting to Rp578 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2024 and 2023 are as follows:

	2024	2023
Beginning balance	5,997	6,358
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	578	(687)
Purchase/addition	49	330
Settlement/deduction	(67)	(4)
Ending balance	6,557	5,997

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	27% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp34 billion of the Investment value

		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp50 billion of the Investment value

	CoCos Equity	Volatility	19.18% - 119.76%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value

		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp61 billion of the Investment value

	Probability-weighted Method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp15 billion of the Investment value

		Exit timing	1.25 - 3.25 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp34 billion of the Investment value

	Recent Transaction	Volatility	53.66% - 73.66%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value

		Exit timing	2 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value

	Market movement	Volatility	33% - 100%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp2 billion of the Investment value

		Time to liquidity	1.3 - 4.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp4 billion of the Investment value

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (continued):

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Investment in equity
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	12% - 24%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp13 billion of the Investment value

		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp8 billion of the Investment value

Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.2% - 14.7%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp0 billion of the Investment value

		Terminal growth rate	1.96% - 3.1%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	Conversion discount	Probability of qualified financing	50%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp1 billion of the Investment value

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds and subsidiaries investments (non-listed equity investments) are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Group Financial Accounting & Treasury unit under policies approved by the Board of Directors. The Group Financial Accounting & Treasury unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2024		2023
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.02	0.01	0.83	0.01
Financial liabilities	(0.17)	(0.02)	(0.24)	(0.80)
Net exposure	0.85	(0.01)	0.59	(0.79)

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the US Dollar and Japanese Yen, as indicated below, against the Rupiah  at December 31, 2024 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2024
U.S. Dollar (1% strengthening)	137
Japanese Yen (5% strengthening)	(0)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2024, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2024, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2024	2023
Fixed rate borrowings	48,097	38,386
Variable rate borrowings	28,771	29,738

Sensitivity analysis for variable rate borrowings

As of December 31, 2024, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp72 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2024	2023
Cash and cash equivalents	33,905	29,007
Other current financial assets	1,285	1,661
Trade receivables	12,193	10,667
Other receivables	621	266
Other non-current assets	165	155
Total	48,169	41,756

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group Financial Accounting & Treasury Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5.76% of trade receivables as of December 31, 2024 (2023: 3.53%).

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements. The Group has a net current liabilities position as of December 31, 2024, and is expected to meet its current obligations by having access to sufficient undrawn bank facilities amounted to Rp45,762 billion and US$73 million (Note 19c).

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
2024
Trade payables	15,336	(15,336)	(15,336)	-	-	-	-
Other payables	454	(454)	(454)	-	-	-	-
Accrued expenses	14,192	(14,192)	(14,192)	-	-	-	-
Customer deposits	41	(41)	(41)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	11,525	(11,525)	(11,525)	-	-	-	-
Bonds and MTN	5,043	(9,307)	(2,763)	(296)	(296)	(297)	(5,655)
Long-term bank loans	36,341	(42,701)	(15,419)	(8,442)	(6,086)	(4,955)	(7,799)
Lease liabilities	23,959	(29,261)	(6,824)	(4,597)	(3,656)	(3,152)	(11,032)
Other liabilities	104	(120)	(6)	(29)	(29)	(28)	(28)
Total	106,995	(122,937)	(66,560)	(13,364)	(10,067)	(8,432)	(24,514)

	Carrying	Contractual					2028 and
	amount	cash flows	2024	2025	2026	2027	thereafter
2023
Trade payables	18,608	(18,608)	(18,608)	-	-	-	-
Other payables	441	(441)	(441)	-	-	-	-
Accrued expenses	13,079	(13,079)	(13,079)	-	-	-	-
Customer deposits	42	(42)	(42)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	9,650	(9,650)	(9,650)	-	-	-	-
Two-step loans	84	(85)	(85)	-	-	-	-
Bonds and MTN	5,343	(10,163)	(1,086)	(2,574)	(293)	(293)	(5,917)
Long-term bank loans	32,260	(38,386)	(11,194)	(8,090)	(6,901)	(4,569)	(7,632)
Other borrowings	362	(370)	(370)	-	-	-	-
Lease liabilities	20,425	(24,498)	(6,614)	(3,564)	(3,073)	(2,573)	(8,674)
Other liabilities	141	(146)	(4)	(36)	(36)	(35)	(35)
Total	100,435	(115,468)	(61,173)	(14,264)	(10,303)	(7,470)	(22,258)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2024		2023
	Amount	Portion	Amount	Portion
Short-term debts	11,525	5.26%	9,650	4.73%
Long-term debts	65,343	29.85%	58,474	28.68%
Total debts	76,868	35.11%	68,124	33.41%
Equity attributable to owners
of the parent company	142,094	64.89%	135,744	66.59%
Total	218,962	100.00%	203,868	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored  by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2024 and 2023, respectively, were as follows:

	2024	2023
Total interest-bearing debts	76,868	68,124
Less: cash and cash equivalents	(33,905)	(29,007)
Net debts	42,963	39,117
Total equity attributable to owners
of the parent company	142,094	135,744
Net debt-to-equity ratio	30.24%	28.82%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2024 and 2023, the Group has complied with externally imposed capital requirements.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Acquisition of property and equipment:
Credited to trade payables	2,251	3,905
Borrowing cost capitalization	98	124

Addition of right-of-use assets:
Credited to leases (Note 12)	10,421	10,390

Acquisition of intangible assets:
Credited to trade payables	339	479

b.	The changes in liabilities arising from financing activities is as follows:

				Non-cash changes
				Foreign exchange		Other
	January 1, 2024	Cash flows	Acquisition	movement	New leases	Changes	December 31, 2024
Short-term bank loans	9,650	1,875	-	-	-	-	11,525
Two step loans	84	(100)	-	16	-	-	-
Bonds	5,343	(300)	-	-	-	-	5,043
Long-term bank loans	32,260	3,933	148	7	-	(7)	36,341
Other borrowings	362	(362)	-	-	-	-	-
Lease liabilities	20,425	(7,387)	-	29	10,421	471	23,959
Total liabilities from
financing activities	68,124	(2,341)	148	52	10,421	464	76,868

40.SUBSEQUENT EVENTS

1.	On January 10, 2025, February 10, 2025, and March 10, 2025, Telkomsel has partially paid the outstanding long-term loans to Bank Mandiri totaling to Rp4,000 billion.
2.	Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution. This share transfer was conducted in accordance with prevailing legal regulations, specifically Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding, and Government Regulation Number 16 Year 2025 regarding the Addition of State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”). BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara.
3.	On April 17, 2025, the Company announced plans to conduct shares buyback which is planned to be carried out during the period from May 28, 2025 to May 27, 2026, with a maximum amount of Rp3,000 billion.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2024.

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2024 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS

Trade receivables - net allowance for
expected credit losses
Related parties	b	2,350	655	3,005
Third parties	b	9,843	(655)	9,188
Other current assets		8,174	14	8,188
Total Current Assets		63,080	14	63,094

Property and equipment - net of accumulated depreciation	a	180,566	(1,981)	178,585
Right-of-use asset	a,d	26,910	1,561	28,471
Deferred tax assets - net	d	3,409	28	3,437
Total Non-current Assets		236,595	(392)	236,203

TOTAL ASSETS		299,675	(378)	299,297

LIABILITIES AND EQUITY

Trade payables
Related parties	b	626	2,634	3,260
Third parties	b	14,710	(2,634)	12,076
Current maturities of lease liabilities	d	5,491	(44)	5,447
Total Current Liabilities		76,767	(44)	76,723

Lease liabilities	d	18,468	10	18,478
Total Non-current Liabilities		60,418	10	60,428

TOTAL LIABILITIES		137,185	(34)	137,151

EQUITY
Additional paid-in capital	c	2,310	(333)	1,977
Other equity	c	9,898	(9,139)	759
Retained earnings	c	124,933	9,266	134,199
Net equity attributable to owners of the parent company	d	142,094	(206)	141,888
Non-controlling interests	d	20,396	(138)	20,258
TOTAL EQUITY		162,490	(344)	162,146

TOTAL LIABILITIES AND EQUITY		299,675	(378)	299,297

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on items in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024 were as follows:

	Reference	PSAK	Reconciliation	IFRS

Depreciation and amortization expenses	a,d	(32,643)	47	(32,596)
Other income - net	d	281	(29)	252

OPERATING PROFIT		42,991	18	43,009

Finance cost	d	(5,208)	(13)	(5,221)

PROFIT BEFORE INCOME TAX		39,153	5	39,158

INCOME TAX (EXPENSE) BENEFIT		(8,410)	(23)	(8,433)

PROFIT FOR THE YEAR		30,743	(18)	30,725

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		31,638	(18)	31,620

Profit for the year attributable to:
Owners of the parent company		23,649	(38)	23,611
Non-controlling interests		7,094	20	7,114

Total comprehensive income for the year attributable to:
Owners of the parent company		24,434	(38)	24,396
Non-controlling interests		7,204	20	7,224

BASIC EARNING PER SHARE
(in full amount)
Net income per share		238.73	(0.38)	238.35
Net income per ADS (100 Series B shares per ADS)		23,872.88	(38.36)	23,834.52

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted and presented as part of right-of-use assets. Land rights amortized over the lease period.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of  Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

These consolidated financial statements are originally issued in the Indonesian language.	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

c.	Differences in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 116 Leases starting from January 1, 2020. It is equivalent with accounting standards in IFRS 16 Leases which was implemented in the beginning January 1, 2019. Timing difference in applying accounting standard results in differences in some of accounts in the consolidated financial statements.